SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 25, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION 06/30/2008	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01444 -3	2 - COMPANY’ S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001 - 80
4 - State Registration Number - NIRE 35300016831

01.02 - HEAD OFFICE

1 - ADDRESS Rua Co sta Carvalho, 300			2 - SUBURB OR DISTRICT Pinheiros
3 - POSTAL CODE 05429 -900	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388- 8200	9 - TELEPHONE 3388- 8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company’s Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 - ADDRESS Rua Costa Carvalho, 300			3 - SUBURB OR DISTRICT Pinheiros
4 - POSTAL CODE 05429 -900	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388- 8247	9 - TELEPHONE 3388 -8386	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815- 4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER				PRIOR QUARTER
1 -BEGINNING	2 - END	3 - QUARTER	4 -BEGINNING	5 - END	6 - QUARTER	7 -BEGINNING	8 - END
01/01/2008	12/31/2008	2	04/ 01/2008	06/30/2008	1	01/01/2008	03/31/2008
9 - INDEPENDENT ACCOUNTANT PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES						10 - CVM CODE 00287 -9
11 - PARTNER RESPONSIBLE Paulo Cesar Estevão Netto						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 018.950.957- 00

Page: 1

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 06/30/2008	2 - PRIOR QUARTER 03/31/200 8	3 - SAME QUARTER IN PRIOR YEAR 06/30/2007
Paid- up Capital
1 - Common	227,836	227,836	227,836
2 - Preferred	0	0	0
3 - Total	227,836	227,836	227,836
Treasury Shares
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 - Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Water Capture, Treatment and Distribution; Sewage Collection and Treatment
6 - TYPE OF CONSOLIDATION Not Submitted
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Qualified Opinion

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Board of Directors’ Meeting	10/18/2007	Interest on capital	06/27/2008	Registered common	1.1800000000
02	Board of Directors’ Meeting	02/21/2008	Interest on capital	06/27/2008	Registered common	0.1400000000
03	Board of Directors’ Meeting	07/31/2008	Interest on capital		Registered common	0.8800000000

Page: 2

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF THE ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (Reais)
1	04/29/2008	6,203,688	2,800,000	Profit reserve	0	0.0000000000

01.10 - INVESTOR RELATIONS OFFICER

1 - Date 08/ 08/2008	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 06/30/2008	4 - 03/31/2008
1	Total assets	18,702,069	18,590,181
1.01	Current assets	1,784,196	1,925,424
1.01.01	Cash and cash equivalents	352,781	380,225
1.01.01.01	Cash, banks and temporary cash investments	352,266	379,813
1.01.01.02	Other cash and cash equivalents	515	412
1.01.02	Receivables	1,235,856	1,344,359
1.01.02.01	Trade accounts receivable	1,101,724	1,226,632
1.01.02.02	Sundry receivables	134,132	117,727
1.01.02.02.01	Receivables from shareholders	134,132	117,727
1.01.03	Inventories	42,266	45,436
1.01.03.01	Storeroom supplies - operations	42,266	45,436
1.01.04	Others	153,293	155,404
1.01.04.01	Recoverable taxes	3,495	2,934
1.01.04.02	Deferred taxes	120,308	93,822
1.01.04.03	Other receivables	29,490	58,648
1.02	Non-current assets	16,917,873	16,664,757
1.02.01	Long-term assets	2,088,564	1,966,657
1.02.01.01	Sundry receivables	2,088,564	1,966,657
1.02.01.01.01	Trade accounts receivable	314,218	296,956
1.02.01.01.02	Receivables from shareholders	1,064,112	1,042,144
1.02.01.01.03	Indemnities receivable	148,794	148,794
1.02.01.01.04	Escrow deposits	31,290	22,880
1.02.01.01.05	Deferred taxes	385,919	379,364
1.02.01.01.06	Agreement Sao Paulo’s City Hall	57,146	0
1.02.01.01.07	Other receivables	87,085	76,519
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Others	0	0
1.02.02	Permanent assets	14,829,309	14,698,100
1.02.02.01	Investments	720	720
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In affiliated companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	0	0
1.02.02.01.04	In subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant and equipment	14,248,536	14,123,586
1.02.02.02.01	Property, plant and equipment	12,167,13 8	12,223,632
1.02.02.02.02	Construction in progress	2,081,398	1,899,954

Page: 4

1 - Code	2 - Description	3 - 06/30/2008	4 - 03/31/2008
1.02.02.03	Intangible	578,141	571,153
1.02.02.04	Deferred charges	1,912	2,641
1.02.02.04.01	Organization and reorganization expenses	1,912	2,641

Page: 5

02.02 - BALANCE SHEET LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 06/30/2008	4 - 03/31/2008
2	Total liabilities and shareholders’ equity	18,702,069	18,590,181
2.01	Current liabilities	2,351,353	2,270,102
2.01.01	Loans and financing	522,730	702,722
2.01.02	Debentures	609,135	277,397
2.01.02.01	7th issue of debentures	200,000	200,000
2.01.02.02	8th issue of debentures	350,000	0
2.01.02.03	Interest on debentures	59,135	77,397
2.01.03	Trade accounts payable	122,248	106,953
2.01.04	Taxes payable	109,870	171,085
2.01.04.01	PAES (tax debt refinancing program)	31,372	44,413
2.01.04.02	COFINS and PASEP (taxes on revenue)	31,796	48,129
2.01.04.03	Income tax	0	34,285
2.01.04.04	Social contribution tax	0	16,609
2.01.04.05	INSS (Social security contribution)	21,647	20,015
2.01.04.06	Others	25,055	7,634
2.01.05	Dividends payable	0	0
2.01.06	Provisions	324,207	247,816
2.01.06.01	Tax contingencies	134	486
2.01.06.02	Civil contingencies	6,481	8,060
2.01.06.03	Contingencies with suppliers	116,482	87,722
2.01.06.04	Contingencies with customers	148,495	94,889
2.01.06.05	Environmental contingencies	7,178	7,068
2.01.06.06	Labor contingencies	45,437	49,591
2.01.07	Intercompany payables	0	0
2.01.08	Others	663,163	764,129
2.01.08.01	Payroll and related charges	196,422	185,201
2.01.08.02	Services	139,500	146,492
2.01.08.03	Interest on capital payable	186,178	279,515
2.01.08.04	Deferred taxes	70,816	74,531
2.01.08.05	Refundable amounts	37,441	39,699
2.01.08.06	Program contract commitments	22,813	29,033
2.01.08.07	Other payables	9,993	9,658
2.02	Non-current liabilities	6,103,462	6,232,348
2.02.01	Long-term liabilities	6,091,735	6,229,248
2.02.01.01	Loans and financing	3,678,903	3,411,343
2.02.01.02	Debentures	990,658	1,300,158
2.02.01.02.01	6th issue of debentures	456,799	438,212
2.02.01.02.02	7th issue of debentures	120,019	115,092
2.02.01.02.03	8th issue of debentures	413,840	746,854
2.02.01.03	Provisions	657,818	700,709
2.02.01.03.01	For tax contingencies	24,648	21,132
2.02.01.03.02	For civil contingencies	119,908	117,529
2.02.01.03.03	For contingencies with suppliers	67,233	78,619

Page: 6

1 - Code	2 - Description	3 - 06/30/2008	4 - 03/31/2008
2.02.01.03.04	For contingencies with customers	386,034	416,513
2.02.01.03.05	For environmental contingencies	40,297	50,138
2.02.01.03.06	For labor contingencies	19,698	16,778
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	764,356	817,038
2.02.0 1.06.01	Deferred taxes	132,130	126,384
2.02.01.06.02	PAES (tax debt refinancing program)	128,265	189,740
2.02.01.06.03	Social security charges	392,250	378,630
2.02.01.06.04	Indemnities	34,597	34,597
2.02.01.06.05	Program contract commitments	6,842	16,940
2.02.01.06.06	Other payables	70,272	70,747
2.02.02	Deferred income	11,727	3,100
2.02.02.01	Donations	11,727	3,100
2.04	Shareholders' equity	10,247,254	10,087,731
2.04.01	Capital	6,203,688	3,403,688
2.04.02	Capital reserves	124,255	124,255
2.04.02.01	Support to projects	108,475	108,475
2.04.02.02	Incentive reserve	15,780	15,780
2.04.03	Revaluation reserves	2,296,421	2,318,144
2.04.03.01	Own assets	2,296,421	2,318,144
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit reserves	1,116,234	3,916,234
2.04.04.01	Legal	306,654	306,654
2.04.04.02	Statutory	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profit	0	0
2.04.04.05	Profit retention	0	0
2.04.04.06	Special for unpaid dividends	0	0
2.04.04.07	Other profit reserves	809,580	3,609,580
2.04.04.07.01	Reserve for investments	809,580	3,609,580
2.04.05	Retained earnings (accumulated deficit)	506,656	325,410
2.04.06	Advance for future capital increase	0	0

Page: 7

03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 04/01/2008 to 0 6/30/2008	4 - 01/01/2008 to 06/30/2008	5 -04/01/2007 to 06/30/2007	6 - 01/01/2007 to 0 6/30/2007
3.01	Gross revenue from sales and/or services	1,627,339	3,285,956	1,563,707	3,146,931
3.02	Gross revenue deductions	(113,987)	(232,535)	(115,889)	(234,506)
3.03	Net revenue from sales and/or services	1,513,352	3,053,421	1,447,818	2,912,425
3.04	Cost of sales and/or services	(702,737)	(1,367,490)	(677,963)	(1,330,882)
3.05	Gross profit	810,615	1,685,931	769,855	1,581,543
3.06	Operating (expenses) income	(349,756)	(762,333)	(307,654)	(662,544)
3.06.01	Selling	(224,970)	(363,583)	(152,960)	(303,140)
3.06.02	General and administrative	(104,543)	(217,019)	(104,437)	(198,702)
3.06.03	Financial	(20,243)	(181,731)	(50,257)	(160,702)
3.06.03.01	Financial income	43,819	96,209	36,367	70,109
3.06.03.01.01	Financial income	43,519	95,674	36,360	70,269
3.06.03.01.02	Exchange gains	300	535	7	(160)
3.06.03.02	Financial expenses	(64,062)	(277,940)	(86,624)	(230,811)
3.06.03.02.01	Financial expenses	(168,438)	(370,783)	(160,900)	(351,952)
3.06.03.02.02	Exchange losses	104,376	92,843	74,276	121,141
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	460,859	923,598	462,201	918,999
3.08	Non-operating income (expenses)	(194)	10,763	(1,142)	(2,154)
3.08.01	Income	4,612	18,997	2,210	3,207
3.08.01.01	Income	6,169	22,325	2,679	4,010
3.08.01.02	COFINS and PASEP (taxes on revenue)	(1,557)	(3,328)	(469)	(803)
3.08.02	Expenses	(4,806)	(8,234)	(3,352)	(5,361)
3.08.02.01	Loss on write-off of property, plant and equipment items	(3,455)	(6,691)	(2,431)	(4,391)
3.08.02.02	Provision for Loss on tax Incentives	0	0	(930)	(930)
3.08.02.03	Tax incentives	(1,110)	(1,110)	0	0
3.08.02.04	Others	(241)	(433)	9	(40)
3.09	Income before taxes and profit sharing	460,665	934,361	461,059	916,845
3.10	Provision for income and social contribution taxes	(131,384)	(323,681)	(153,864)	(334,941)
3.10.01	Provision for income tax	(96,174)	(237,490)	(112,705)	(245,673)

Page: 8

1 - Code	2 - Description	3 - 04/01/2008 to 06/30/2008	4 - 01/01/2008 to 06/30/2008	5 -04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
3.10.02	Provision for social contribution tax	(35,210)	(86,191)	(41,159)	(89,268)
3.11	Deferred income tax	30,738	53,064	(11,655)	6,516
3.11.01	Deferred income tax	24,421	40,837	(8,570)	4,791
3.11.02	Deferred social contribution tax	6,317	12,227	(3,085)	1,725
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.12.02.01	Extraordinary item	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss)	360,019	663,744	295,540	588,420
	Number of shares, former treasury shares (thousand)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	1.58017	2.91325	1.29716	2.58265
	LOSS PER SHARE (Reais)

Page: 9

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	06/30/2008

01444 -3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

04.01 - EXPLANATORY NOTES

Amounts in thousands of Brazilian reais- R$, unless otherwise stated

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (the “Company” or “Sabesp”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services for another six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The Company has been structuring itself to enhance its operating basis and at the same time start to be an environmental solutions’ company.

The Company operates water and sewage services in 366 municipalities of the State of São Paulo, having temporarily ceased the operation of two of these municipalities due to judicial orders, still in progress. In the majority of these municipalities, the operations result from concession contracts signed for 30 years. Up to December 31, 2007, 78 concession contracts have expired and until December 31, 2008, 19 concessions will expire, all of them are being negotiated with the municipalities. Between 2009 and 2030, 117 concessions will expire. The remaining concessions are for an undetermined term. Up to June 30, 2008, 122 program contracts have been executed.

Management believes that all concessions terminated and not yet renewed will result in new contracts or extensions, and does not consider the risk of discontinuity in the provision of municipal water and sewage services. As of June 30, 2008, the book value of property, plant and equipment used in the 97 municipalities under negotiation totals R$1.93 billion and revenue for the same period totals R$447 million.

In the municipality of Santos, in the Santista owland, which has a significant population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

On January 5, 2007, Law 11445 was enacted, establishing the basic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration authority of sanitation infrastructures, water resources management, and the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, and other related issues. The regulatory framework also aims at efficiently improving quality of living and economic sustainability, allowing for the adoption of gradual and progressive solutions consistent with users’ payment ability.

As benefits for the Company, this law:

• Clarifies the conditions for transitional services, by amending Article 42 of the Concession Law to determine that the Concession Grantor has to perform evaluations, surveys and payment of compensation prior to repossession of the concession assets, as a condition for the validity of the subsequent municipal actions;

Page: 10

• Significantly reduces the possibility of a favorable outcome in legal actions for immediately repossessing services, without the payment of compensation;

• Aims at improving the attainment of public interests related to the environment and supports State planning of services, without disregarding local peculiarities, taking into consideration the need for the Municipalities to present sanitation plans that are compatible with the hydrographic basin plans;

• Imposes the creation of a regulatory agency and the issue of regulations that increase transparency and efficiency in services inspections, as well as in the provision of services itself, safeguarding and converging the different interests of consumers and contractors;

• Another important change in the regulatory environment in 2007 was the creation of the São Paulo State Sanitation and Power Regulatory Agency (ARSESP).

The Company’s shares have been listed on the "Novo Mercado" (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

2. PRESENTATION OF FINANCIAL STATEMENTS

The interim financial stateme nts have been prepared in accordance with the standards established by the Brazilian Securities Commission (CVM), applicable to the preparation of interim financial statements, including CVM Instruction No. 469/08.

Amendment to Brazilian Corporate Law, effective January 2008

On December 28, 2007, Law No. 11638 was enacted, altering, revoking and adding new provisions to the Brazilian Corporate Law, especially with respect to chapter XV. This Law is effective for fiscal years beginning on or after January 1, 2008 and was designed primarily to update the Brazilian Corporate Law, so as to enable the convergence of Brazilian accounting practices with international accounting standards (IFRS) and allow the Brazilian Securities Commission (CVM) to issue new accounting standards and procedures, in conformity with such international accounting standards.

The main changes are summarized as follows:

- Replacement of the statement of changes in financial position by the statement of cash flows.

- Requirement for the presentation of a statement of value added.

- Possibility of maintaining separate accounting records for purposes of complying with tax legislation and reflecting necessary adjustments in order to prepare the financial statements in conformity with Brazilian Corporate Law.

- Creation of the account groups Intangible Assets in permanent assets and valuation adjustments in shareholders’ equity.

- Standardization of the criteria for measurement and classification of financial instruments, including derivatives.

Page: 11

- Requirement that periodic review and analysis of the recoverability of amounts recorded in property, plant and equipment, and intangible assets and deferred.

- Elimination of the possibility to record the premium received on issue of debentures and donations and government investment grants (including tax incentives) directly as capital reserves in shareholders’ equity. Tax incentives arising from donations and government investment grants for investments will no longer be classified as capital reserve, becoming part of income for the year. The Company’s management may allocate a portion of net income resulting from these incentives to the formation of a profit reserve and it may be deducted from the calculation basis of the mandatory dividend.

- Requirement to record under the caption property, plant and equipment those rights in tangible assets that are maintained or used in the operations of the Company’s business, including those rights received as a result of transactions that transfer the benefits, risks and control of such assets to the Company (e.g., capital lease).

- Modification of the definition of those assets to be recorded under the caption deferred charges.

- Adjustments to present value for assets and liabilities arising from long-term transactions, as well as for significant short-term transactions. On June, 2008, in function of the relevance of the amounts, the adjustment to present value related to program contracts have been recorded in the amount of R$13,490, explanatory Note No. 7 (b)., as provided by Instruction CVM No. 469/08 , below.

On May 2, 2008, the Brazilian Securities Commission (CVM) issued the Instruction No. 469/08 that provides for the application of Law No. 11638/07. This Instruction permits companies to immediately apply to 2008 interim financial statements all the provision of the new Law or disclose in notes to the interim financial statements the changes that might have a material impact on the financial statements as of the 2008 yearend, by estimating the possible effects on shareholders' equity and the statement of income.

The Company elected to disclose the effects of the new law in notes to the interim financial statements and effectively record in the interim financial statements as of June 30, and March 31, 2008, those items considered material and mandatory in Instruction No. 469/08. Consequently, the amount of R$11,727 , related to donations received in the first quarter of 2008 (R$8,627 in the second quarter of 2008) was recorded as deferred income, until it is regulated definitively, in addition to adjustment to present value mentioned above.

The Company elected to maintain recorded the revaluation reserve until its effective realization.

In addition to the issue of CVM Instruction No. 469/08, the Company considers that even though most of the provisions amended by the new Law still depend on regulation to be issued by the CVM, the material issues that might change the presentation of the financial statements are already being adopted or disclosed, and refer to the segregation of the group Intangible assets in permanent assets, the disclosure of the statements of cash flows (as disclosed in Note 19) and value added (as disclosed in Note 20), and measurement at market value of the financial instruments, disclosed comparatively to their carrying amount in Note 15.

Page: 12

3. TRADE ACCOUNTS RECEIVABLE

(a) Summary of trade accounts receivable balances

	Jun 2008	Mar 2008

Private sector
General and special customers (i) (ii)	694,633	746,768
Agreements (iii)	224,220	206,037

	918,853	952,805
Government entities
Municipal	513,291	512,012
Federal	28,239	27,737
Agreements (iii)	109,581	111,037

	651,111	650,786
Bulk sales - Municipal Administration Offices (iv)
- Guarulhos	409,215	396,606
- Mauá	149,105	140,654
- Mogi das Cruzes	18,490	15,538
- Santo André	350,062	338,574
- Osasco	665	-
- São Caetano do Sul	3,243	3,118
- Diadema	105,614	101,970

Wholesale total - Municipal City Ha lls	1,036,394	996,460

Unbilled supply	280,112	280,318

Subtotal	2,886,470	2,880,369

Allowance for doubtful accounts	(1,470,528)	(1,356,781)

Customer’s Total	1,415,942	1,523,588

Current	1,101,724	1,226,632
Non-current (v)	314,218	296,956

(i) General customers - residential and small and medium-sized companies.

(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary adjustment and interest.

(iv) Bulk Sales - municipal administration offices - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final consumers. Some of these municipalities are questioning in court the tariffs charged by SABESP and do not pay for the amounts in dispute. The amounts past due are classified in long-term assets pursuant to the changes below:

Page: 13

	Jun 2008	Mar 2008

Balance at beginning of period	996,460	961,184
Billing for services provided	77,017	77,055
Receipts - services for the current year	(37,083)	(21,616)
Receipts - services for previous years	-	(20,163)

Balance at end of period	1,036,394	996,460

Current	43,999	44,419
Non-current	992,395	952,041

(v) The non-current portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to bulk sales to municipal administration offices and are recorded in the allowance for doubtful accounts.

(b) The aging of trade accounts receivable is as follows:

	Jun 2008	Mar 2008
Current	787,476	824,591
Past-due:
Up to 30 days	149,913	153,395
From 31 to 60 days	55,874	76,446
From 61 to 90 days	71,596	47,169
From 91 to 120 days	36,603	43,757
From 121 to 180 days	80,113	88,622
From 181 to 360 days	124,976	143,616
Over 360 days	1,579,919	1,502,773

Total	2,886,470	2,880,369

(c) Allowance for doubtful accounts

(i) The increase in the allowance in the period is as follows:

	2nd Qtr/08	1st Qtr/08

Beginning balance	1,356,781	1,314,671

Private sector / government entities	42,671	11,498
Bulk sales	71,076	30,612

Additions for the period	113,747	42,110

Ending balance	1,470,528	1,356,781

Current	680,764	599,211
Non-current	789,764	757,570

Page: 14

(ii) In income

The Company recorded probable losses on accounts receivable in the second quarter of 2008, in the amount of R$134,306 (R$191,774 in the first semester of 2008), directly in income for the period, under “Selling expenses ”. In the second quarter of 2007 these losses totaled R$72,983 (R$149,286 in the first semester of 2007).

	2nd Qtr/08	1st Sem/08	2nd Qtr/07	1st Sem/07

Provisions (over 5,000 Brazilian reais)	(126,937)	(179,620)	(61,015)	(119,844)
Recoveries (over 5,000 Brazilian reais)	13,190	23,856	15,048	20,389
Write-offs (lower or equal to 5,000 Brazilian reais)	(58,474)	(119,602)	(49,443)	(98,510)
Recoveries (lower or equal to 5,000 Brazilian reais)	37,915	83,592	22,427	48,679

Expenses (Note 17)	(134,306)	(191,774)	(72,983)	(149,286)

Management believes that the allowance for doubtful accounts is sufficient to absorb losses on trade accounts receivable.

4. RELATED-PARTY TRANSACTIONS

The Company is a party to transactions with its controlling shareholder, São Paulo State Government (“ Gesp”), and companies related to it.

(a) Accounts receivable, interest on capital and operating revenue with the São Paulo State Government

	Jun 2008	Mar 2008

Intercompany receivables

Current assets:
Water and sewage services (i)	105,992	89,993
Gesp Agreement (iii), (iv) and (v)	28,140	27,734

Total current assets	134,132	117,727

Long-term assets:
Water and sewage services - Gesp Agreement (iii), (iv) and (v)	100,835	104,137
Reimbursement of additional retirement and pension benefits paid (ii),
(iii) and (vi)	963,277	938,007

Gross long-term amount receivable from shareholder	1,064,112	1,042,144

Total receivable from shareholder	1,198,244	1,159,871

Provision of water and sewage services	234,967	221,864
Reimbursement of additional retirement and pension benefits	963,277	938,007

	1,198,244	1,159,871

Interest on capital payable	100,767	151,151

Page: 15

Gross revenue from sales and services	2nd Qtr/08	2nd Qtr/07

Water sales	45,959	48,657
Sewage services	36,638	40,913
Receipts	(71,805)	(78,416)

(i) Water and sewage services

The Company provides supply services of water and collection of sewage to the Government of the State of Sao Paulo and other companies related to it, under terms and conditions considered by Management as normal in the market, except as to the form of settlement of the credit s, that may be realized under the conditions mentioned in items (iii), (iv) and (v).

(ii) Reimbursement of additional retirement and pension benefits paid

Refers to amounts that supplement retirement and pension benefits paid by the Company to former employees from state-owned companies that merged to form the Company. The amounts involved have to be reimbursed to the Company by the São Paulo State Government in its capacity of main debtor pursuant to State Law No. 200/74. As of June 30 and March 31, 2008, 2,613 retired employees received additional retirement benefits and for the quarters ended June 30 and March 31, 2008, the Company paid R$ 25.270 and R$24,466, respectively. There were 143 active employees as of June 30 and March 31, 2008 who will be entitled to these benefits on their retirement.

(iii) Gesp Agreement

Entered into on December 11, 2001 between the Company, the São Paulo State Government (through the State Finance Department) and the Water and Electric Energy Department (DAEE), with the intermediation of the Water Resources, Sanitation and Construction Works Department, in which the State acknowledges that, under Law No. 200/74 it is accountable for the benefits arising from additional retirement and pension benefits and recognizes the existence of debts arising from bills related to the provision of water supply and sewage services. The total agreement amounted to R$678,830, at its historical value, R$320,623 of which refers to additional retirement and pension benefits in the period between March 1986 and November 2001, and R$358,207 arising from the provision of water supply and sewage collection services, billed and due between 1985 and December 1, 2001.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for guaranteeing and maintaining the Upper Tietê water volume, the Water and Electric Energy Department (DAEE) intends to transfer these assets to the Company as partial amortization, by assigning a receivable in the amount owed by the State. The appraisal of the reservoirs was approved by the Company’s Board of Directors and indicates the amount of R$300,880 (base date - June 2002), as mentioned in the related report. However, there is a civil class action in the São Paulo State Appeals Court involving the transfer of these reservoirs. The Company’s legal counsel evaluate the risk of loss from this lawsuit as probable, which would hinder the transfer of the related reservoirs as a partial amortization of the balance receivable.

The balances of water supply and sewage collection services were included in the First and Second amendments as described below (iv) and (v). The balances related to the reimbursement of additional retirement and pension benefits were included in the Commitment Agreement between the São Paulo State and Sabesp, as described below (vi).

Page: 16

(iv) First Amendment to the Gesp Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original Gesp Agreement, (1) consolidating and recognizing the amounts due by the State Government for water supply and sewage collection services provided, monetarily adjusted until February 2004; (2) formally authorizing the offset of amounts due by the State Government with interest on capital declared by the Company and any other debit existing with the State Government as of December 31, 2003, monetarily adjusted until February 2004; and (3) defining the payment conditions of the remaining liabilities of the State Government for the receipt of the water supply and sewage collection services.

Pursuant to the Amendment, the State Government recognized the amounts due to the Company for water supply and sewage collection services provided until February 2004 in the amount of R$581,779, including monetary adjustment based on the TR at the end of each year until February 2004. The Company recognized amounts payable to the State Government related to interest on capital in the amount of R$518,732, including (1) amounts declared related to years prior to 2003 (R$126,967), (2) monetary adjustment of these amounts based on the annual variation of the Consumer Price Index (IPC/Fipe) until February 2004 (R$31,098); and (3) amounts declared and due related to 2003 (R$360,667).

The Company and the State Government agreed on the mutual offset of R$404,889 (monetarily adjusted until February 2004). As of November 30, 2007, the remaining balance of this agreement was R$133,709, which was subject to the “Second Amendment to the Gesp Agreement” (v).

The Amendment to the Gesp Agreement does not provide for amounts due by the State Government related to the additional retirement and pension plan benefits paid on behalf of the State Government by the Company, which are subject to the Commitment Agreement described below (vi).

(v) Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State Government, through the Finance Department, signed the second amendment to the terms of the original Gesp Agreement, (1) agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709, to be paid in 60 monthly and consecutive installments of the same amount, the first of which falling due on January 2, 2008. The amount of the installments will be monetarily adjusted in accordance with the variation of the IPCA -IBGE, plus interest of 0.5% per month. The balance of this agreement, the installments of which have been paid monthly, includes the amount of R$46,244, which the State does not recognize as due. SABESP’s understanding differs from that of the State regarding this amount and does admit the review of these previously agreed-upon amounts without the supported and unequivocal demonstration of the lack of relation between the amounts presented by SABESP and the services effectively provided. For this reason the Company understands that the recognition of an allowance for losses regarding these amounts is not necessary (pursuant to item VII, of the Recitals, of the Second Amendment to the Recognition Instrument, Payment Commitment and Other Covenants between the State of São Paulo and SABESP) (2) with respect to the accounts past due and unpaid in the period between March 2004 and October 2007, arising from the provision of water supply and sewage collection services in the amount of R$256,608, R$235,797 was received, R$8,783 had a change in the debtor’s registry and R$12,028 is pending confirmation and receipt. These amounts are being jointly analyzed by SABESP and the representatives of the many State depart ments. To date, differences regarding the debtor but not the amount of the debt have been identified. In the event of the reclassification of the entity responsible for paying the account, SABESP will transfer the charge to the respective Entity. The Comp any did not recognize an allowance for losses on this amount as it understands that the differences are substantially related to the identification of the debtor. (3) The interest on capital due by SABESP to the State, related to the period between March 2004 and December 2006, in the amount of R$400,823, adjusted from June 2007 to November 2007, based on the Selic (Central Bank overnight rate), was paid in the period between January and March 2008. (4) The State and SABESP agreed to resume immediately the compliance with their mutual obligations under new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and management budget procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

Page: 17

Out of the revenues of the months from November, 2007 to June, 2008, approximately 80% of the bills have been paid by the State Government. The remaining balance is under analysis and will be received as soon as the validations by State entities are completed.

Management understands that all amounts due by the State Government are receivable and does not expect to incur any losses on such accounts receivable.

(vi) Commitment Agreement entered into by the State of São Paulo and Sabesp

On March 26, 2008, the State of São Paulo, through the Finance Department and the Sanitation and Energy Department, and Sabesp entered into a Commitment Agreement for the settlement of outstanding debts related to the reimbursement of pension benefits.

Even though the State acknowledges its debts related to the pension benefits, the State disagrees with the criteria adopted by SABESP to grant and pay the benefits, based on the legal opinions issued by the State Attorney General, which restrict State actions and prevent the voluntary reimbursement of all amounts paid by Sabesp.

From Sabesp’s standpoint, the criteria adopted in the past to grant and pay pension benefits were correct, as they were based on specific State authorizations or then effective legal opinions.

The prolongation of the disputes between the State and SABESP is the main reason why the parties did not manage until now to fully implement the provisions of the São Paulo State Government Agreement signed in 2001, described in Note 4 (iii).

Based on preliminary information gathered, under the calculation and eligibility criteria agreed by the State, Sabesp estimated, up to the second quarter of 2008, a Indisputable Reimbursement of approximately R$992.5 million, which comprises monetary adjustment based on the IPCA (Extended Consumer Price Index) (R$660.9 million in notional amounts). The amount paid by SABESP up to de June 2008 was R$1,562.7 million, adjusted based on the IPCA (R$963.3 million in notional amounts).

The parties agree that this discrepancy should not represent an obstacle to the implementation of the commitments made in the São Paulo State Government Agreement - Note 4 (iii) regarding the Indisputable Reimbursement.

Fipecafi concluded the calculation of the Undisputed Reimbursement and the Disputed Amounts which were expecting the conclusive manifest from the parties, as provided for in the 5th clause of the commitment term. The two expert companies completed the evaluation of the Reservoirs which may be transferred to Sabesp as amortization of the reimbursement due by the State. The Amount of the Undisputed Amount shall incorporate the monthly variation of the IPCA occurred since the month of each disbursement by Sabesp until the month of the conclusion of the calculation works.

Page: 18

Once the amount of the Indisputable Reimbursement is determined and validated by the parties, and the new evaluation of the reservoirs is concluded, the State will initiate the 30-day period for payment of the Indisputable Reimbursement, as provided for by the São Paulo State Government Agreement, in 114 monthly, consecutive installments, including the annual IPCA variation, plus interest of 6% per year.

The State confirms it is willing to assume the responsibility for the processing and direct payment of the benefits if Sabesp succeeds in reversing the court decision that requires the Company to keep paying the pension benefits, under the current terms and conditions. While the current court decision is not overruled, the State will transfer to Sabesp the cash required to pay the indisputable amount of the benefits due monthly.

Sabesp will not waive the receivables from the State to which the Company considers itself to be legally entitled. Accordingly, it will take all possible actions to resolve the issue at all technical and court levels. Should this dispute persist, the Company will take all the necessary actions to protect the Company’s interests.

Based on preliminary calculations, considering the reimbursement of the Undisputed Amount by Gesp, approximately estimated in R$992,5 million, considering, among other aspects, the need to record an actuarial obligation to reflect the right to benefits which will be paid in the future, the estimated amount of the obligation to be recorded by the Company would approximately be R$541 million on June 30, 2008 (approximately R$ 526 million on March 31, 2008).

No amounts were accrued for loss or the benefits that will be paid in the future as the likelihood of receiving the outstanding amounts and resolving the existing dispute favorably for the Company is highly probable. This expectation is based, in addition to an internal analysis by the Company’s staff, on an outside legal opinion, which concludes, after carefully analyzing the matter, that the likelihood of a favorable outcome in a possible recourse action filed by the Company is highly probable. According to this opinion, the circumstances under which the payment of the benefits was made imposes on the São Paulo State Government the duty of reimbursing the Company, since the Company, as the employer, was merely a co-obligator. The analysis of the main disputes permits to conclude that the criteria adopted by the Company in the past to grant and pay the benefits are reasonable, as they were built based on specific guidance of the São Paulo State Government.

(b) Cash and cash equivalents

The Company’s cash and temporary cash investments with financial institutions controlled by the State Government amounted to R$304,863 and R$334,718 as of June 30 and March 31, 2008 respectively. The financial income arising from these temporary cash investments totaled R$22,697 and R$ 28,376 in the periods ended June 30, 2008 and 2007, respectively. The Company must, pursuant to a State Decree, invest its surplus resources with financial institutions controlled by the State Government.

(c) Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs and part of some reservoirs of the Upper Alto, which are owned by the Water and Electric Energy Department (DAEE); should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

Page: 19

(d) Agreements with lower tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates involving approximately 6,850 real estates that are benefited from a reduction of 25% in the tariff of water supply and sewage collection services. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(e) Guarantees

The State Government grants guarantees for some loans and financing of the Company and does not charge any fees with respect to such guarantees.

(f) Related-party transactions

Management is making efforts to maintain the State’s payments with respect to transactions with related parties in non-default on a permanent basis.

5. INDEMNITIES RECEIVABLE

Indemnities receivable are a non-current asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage collection services of the Company in 1995. As of June 30, 2008, this asset amounted to R$148,794 (nominal amounts).

Due to these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to non-current assets (indemnities receivable).

The residual value of fixed asset items related to the municipality of Diadema, reclassified on December, 1996, was R$75,231, and the balance of the indemnifications receivable from the municipality was R$62,876.

The residual value of fixed asset items related to the municipality of Maua, reclassified on December, 1999, was R$103,763, and the balance of the indemnifications receivable from the municipality was R$85,918.

The Company’s rights to recover these amounts are being challenged by the municipalities and no amount has been received to date.

Sabesp filed lawsuits to collect the amounts due by the municipalities. With respect to Diadema, the decision of the lower court judge was unfavorable to Sabesp, which filed an appeal in November 2000. On December 1, 2005, Sabesp’s appeal to have the agreement entered into with the municipality of Diadema declared valid was partially accepted. On October 11, 2006, the municipality administration office filed special and extraordinary appeals and on November 21, 2006 the decision that allowed the Company to present its reply to said appeals was published. Sabesp presented its reply on December 6, 2006. The appeals were rejected by the Chief Justice on March 27, 2007 and the municipal administration office filed new interlocutory appeals against this decision. The interlocutory appeal filed in the Federal Supreme Court (STF) was accepted but only for the purposes of determining the sentence for the extraordinary appeal that had been rejected. On December 26, 2007, the decision that accepted the execution of the Companhia de Saneamento the Diadema - Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. Saned filed an interlocutory appeal against this decision, but the appeal was rejected by the Court of Justice on June 19, 2008. Currently, it is expected to be realized the determination of the foreclosure, with the attachment of Saned’s properties.

Page: 20

With regards to Maua, a first level decision was pronounced demanding that the Municipality pays the amount of R$153.2 million as a compensation for damages caused and for loss of profits. This decision was appealed by Mauá on April 15, 2005 and is pending a new decision by the Court. On July 4, 2006, the decision was converted in diligence consisting of an expert clarification on the amount of the indemnity for loss of profits. The clarification was provided on December 18, 2007 and the expert confirmed the amount of the loss of profits determined by the lower court. After the declarations by the parties, the court records were sent for conclusion to the Reporting Justice, who will set a date for the judgment of the appeal.

Both cases are under judicial discussion (Maua and Diadema) and are considered, by the legal counsel in charge of conducting the proceedings, that they will probably be favorable to the Company.

Page: 21

6. PROPERTY, PLANT AND EQUIPMENT

		Jun 2008		Mar 2008

	Adjusted	Accumulated
	cost	depreciation	Net	Net

In use
Water systems
Land	962,220	-	962,220	962,214
Buildings	2,814,376	(1,618,955)	1,195,421	1,221,451
Connections	992,618	(405,436)	587,182	595,787
Water meters	301,488	(153,550)	147,938	150,739
Networks	3,535,817	(1,140,708)	2,395,109	2,359,714
Wells	206,562	(111,683)	94,879	99,151
Equipment	526,470	(363,759)	162,711	168,763
Others	16,370	(13,514)	2,856	3,025

Subtotal	9,355,921	(3,807,605)	5,548,316	5,560,844

Sewage systems
Land	349,209	-	349,209	348,827
Buildings	1,655,898	(680,267)	975,631	989,983
Connections	952,569	(408,701)	543,868	548,548
Networks	5,579,260	(1,305,262)	4,273,998	4,294,830
Equipment	569,546	(450,819)	118,727	121,650
Others	4,804	(2,877)	1,927	1,981

Subtotal	9,111,286	(2,847,926)	6,263,360	6,305,819

General use
Land	107,707	-	107,707	107,706
Buildings	132,802	(83,052)	49,750	57,490
Transportation equipment	144,747	(128,496)	16,251	15,057
Furniture, fixtures and equipment	339,326	(184,050)	155,276	150,238
Free lease land	20,556	-	20,556	20,556
Free lease assets	8,457	(2,535)	5,922	5,922

Subtotal	753,595	(398,133)	355,462	356,969

Total in use	19,220,802	(7,053,664)	12,167,138	12,223,632

In progress
Water systems	827,907	-	827,907	779,227
Sewage systems	1,248,862	-	1,248,862	1,116,531
Others	4,629	-	4,629	4,196

Total in progress	2,081,398	-	2,081,398	1,899,954

Grand Total	21,302,200	(7,053,664)	14,248,536	14,123,586

Property, plant and equipment in use represents the assets involved in the provision of water supply and sewage collection services. Under the assets arising from contracts negotiated based on economic and financial reports and program contracts, SABESP is both the owner and the manager.

Page: 22

(a) Depreciation

Depreciation is calculated based on the following annual rates:

Buildings - 4%, interceptors and networks - 2%, machinery and equipment - 10%, water meters - 10%, vehicles - 20%, computer equipment - 20%, building connectors - 5%, office furniture - 10% and other items - 10%.

(b) Write-offs of property, plant and equipment

The Company wrote-off, in the second quarter of 2008 and first quarter of 2008, items of fixed assets in the amount of R$3,455 and R$6,691, respectively (in the second quarter of 2007 and first semester of 2007 - R$2,431 and R$4,391, respectively) related to the group of assets in operation, caused by obsolescence, theft and disposal.

(c) Capitalization of interest and financial charges

The Company has capitalized interest and monetary variation, including foreign exchange variation, in fixed assets in the amount of R$(21,159) in the second quarter of 2008 (in the second quarter of 2007 - R$(7,918)), during the period when the assets were presented as work in progress.

(d) Construction in progress

The estimated disbursements beginning in the third quarter of 2008 until 2013, related to already contracted investments, total approximately R$ 2,046 million.

(e) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties’ properties according to prevailing legislation. The owners of these properties will be compensated either amicably or through the courts. The estimated disbursements to be made beginning the third quarter of 2008, without an estimated date, is approximately R$473 million. The assets to be received as a result of these negotiations will be recorded as property, plant and equipment after the transaction is completed. In the second quarter of 2008, the amount related to expropriations was R$4,918 (in the second quarter of 2007 - R$2,138).

(f) Assets offered as guarantee

As of June 30, 2008, the Company had assets in the amount of R$249,034 offered as a guarantee for the request for the PAES (tax debt refinancing program) ( Note 10).

(g) Non-operating assets

The Company had, as of June 30 and March 31, 2008, free lease assets in the amount of R$26,478 mainly related to land located near operating areas.

Page: 23

(h) Revaluation

Property, plant and equipment items were revalued in 1990 and 1991 and are depreciated at annual rates that correspond to their remaining useful lives determined in the related reports, which, as a general rule, fall into the classification of the rates presented above.

As allowed by CVM Instruction No. 197/93, the Company failed to recognize a provision for the deferred tax effect on the appreciation arising from the revaluation of property, plant and equipment in 1990 and 1991. Should income and social contribution taxes be recognized on the revaluation reserve, the unrealized amount as of June 30, 2008 would total R$385,859 (R$415,567 through June 30, 2007).

In the period from January to June, 2008 the revaluation reserve in the amount of R$43,408 (January to June, 2007 - R$43,589) was realized.

(i) Fully depreciated assets

As of June 30 and March 31, 2008, the gross book value of the fully depreciated assets that are still in use is R$864,710 and R$ 763,182, respectively.

7. INTANGIBLE ASSETS

	Jun 2008	Mar 2008

(a) Concessions	499.876	504.365
(b) Program contracts	71.003	57.709
(c) License of Use (Software)	7.262	9.079

	578.141	571.153

a) Concessions

In the period between 1999 and 2006, the negotiations for new concessions were conducted on the bas is of the economic and financial results of the transaction, determined in an appraisal report issued by independent experts.

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares (through December 2000) or in cash, is recorded in this account and amortized over the period of the related concession (mostly 30 years). As of June 30 and March 31, 2008 there were no amounts pending related to these payments to the municipalities.

Page: 24

The net amount shown relates to concessions with the following municipalities:

		Jun 2008		Mar 2008

	Adjusted	Accumulated
	cost	amortization	Net	Net

Agudos	7,807	(2,311)	5,496	5,549
Bom Sucesso do Itararé	366	(45)	321	316
Campo Limpo Paulista	15,732	(3,526)	12,206	12,066
Conchas	3,746	(659)	3,087	2,982
Duartina	1,641	(376)	1,265	1,279
Estância de Serra Negra	15,167	(2,210)	12,957	13,083
Itapira	16,122	(1,330)	14,792	14,793
Itararé	5,907	(1,722)	4,185	4,166
Marabá Paulista	1,603	(144)	1,459	1,477
Miguelópolis	4,494	(1,312)	3,182	3,176
Osasco	288,635	(74,186)	214,449	216,773
Paraguaçu Paulista	15,126	(4,440)	10,686	10,812
Paulistânia	155	(37)	118	120
Sandovalina	2,385	(158)	2,227	2,256
Santa Maria da Serra	1,154	(289)	865	870
São Bernardo do Campo	237,463	(35,003)	202,460	204,449
Várzea Paulista	13,673	(3,552)	10,121	10,198

Total	631,176	(131,300)	499,876	504,365

The amortization of intangible assets is performed during the effective period of the concession agreements of the related municipalities.

In the second quarter of 2008 and 2007, amortization expenses related to concession intangible rights were R$5,944 and R$4,868, respectively.

b) Program contracts

In the renewal of some program contracts, the Company assumed commitments to financially participate in actions of social environmental sewage. These commitments were recorded as an offset to intangible assets in the amount of R$72,608, deducted from the adjustment to present value of R$13,490. These assets are being amortized over the duration of the program contracts (in their majority, 30 years). The amounts committed are related to the following municipalities:

Page: 25

		Jun/08		Mar/08

		Accumulated
Municipality	Amount	amortization	Net	Net

Alfredo Marcondes	65	(1)	64	70
Bento de Abreu	45	(1)	44	50
Bocaina	724	(13)	711	793
Campos do Jordão	3,000	(83)	2,917	2,942
Capela do Alto	446	(1)	445	-
Emilianópolis	106	(3)	103	110
Fernandópolis	8,600	(158)	8,442	9,421
Franca	20,676	(917)	19,759	29,333
Jales	4,426	(144)	4,282	5,099
Lorena	9,000	(150)	8,850	8,925
Mombuca	197	(3)	194	194
Monte Alto	4,481	(13)	4,468	-
Pindamonhangaba	14,230	(89)	14,141	-
Piratininga	350	(1)	349	-
Planalto	39	(1)	38	38
São Luiz do Paraitinga	543	(10)	533	595
Tupã	5,540	(15)	5,525	-
Valentim Gentil	140	(2)	138	139
Total	72,608	(1,605)	71,003	57,709

In the second quarter of 2008, amortization expenses related to the program contracts total R$607.

The amounts not yet disbursed related to program contracts are recorded under the caption “program contract commitments” in current liabilities, R$22,813, and non-current liabilities, R$6,842.

c) License for Use (Software)

The net amount of the amortizations of the license for the use of Software in June, 2008 was R$7,262 (R$9,079 in March, 2008).

Page: 26

8. LOANS, FINANCING AND DEBENTURES

(i) Debit balance of loans and financing

	Jun/08			Mar/08

								Final	Annual	Monetary
	Current	Non-current	Total	Current	Non-current	Total	Guarantees	maturity	interest rate	adjustment

In local currency:
							São Paulo State
Banco do Brasil	249,623	1,522,592	1,772,215	243,699	1,582,501	1,826,200	Government and	2014	8.5%	UPR
							own funds
6th issue of debentures	-	456,799	456,799	-	438,212	438,212	No guarantees	2010	11%	IGP -M
7th issue of debentures	200,000	120,019	320,019	200,000	115,092	315,092	No guarantees	2010	CDI+1.5%	IGP -M
									and 10.8%
8th issue of debentures	350,000	413,840	763,840	-	746,854	746,854	No guarantees	2011	CDI+1.5%	IGP -M
									and 10.75%
Caixa Econômica Federal	63,917	545,504	609,421	59,739	485,319	545,058	Own Funds	2008/2030	5% to 9.5%	UPR
FIDC - Sabesp I	55,556	97,222	152,778	55,556	111,111	166,667	Own Funds	2011	CDI + 0.7%
National Bank for	39,869	146,993	186,862	41,928	155,306	197,234
									3% + TJLP
Economic and Social							Own Funds	2013	limit 6%
Development (BNDES)
Others	3,055	15,910	18,965	3,088	17,370	20,458		2009/2011	12% / CDI /	UPR
									TJLP+ 6%
Interest and financial	97,349	31,934	129,283	113,195	32,752	145,947

charges
	1,059,369	3,350,813	4,410,182	717,205	3,684,517	4,401,722

In foreign currency:
Inter-American
Development Bank							Federal Government
	59,844	614,522	674,366	66,549	705,927	772,476		2016/2025	3% to 5.61%	Currency Basket
(BID): US$ 423,623										US$
(Mar/08 -US$ 441 ,642)

Eurobonds: US$ 140,000	-	222,866	222,866	171,503	244,874	416,377	No guarantees	2008/2016	12% and	US$
(Mar/08 - US$ 238,052)									7.5%
JBIC - Yen 5,562,318							Federal Government
	-	83,385	83,385	-	76,183	76,183		2029	1.8% and 2.5%	Japanese Yen
(Mar/08 - Yen 4,341,649)
BID andLOAN:
	-	397,975	397,975	-	-	-	No guarantees	2023	4.9% and 5.4%	US$
US$ 250,000
Interest and financial
charges	12,652	-	12,652	24,862	-	24,862

	72,496	1,318,748	1,391,244	262,914	1,026,984	1,289,898

Total loans and financing	1,131,865	4,669,561	5,801,426	980,119	4,711,501	5,691,620

As of June 30, 2008, the Company did not have balances of loans and financing raised in the short-term.

Exchange rates as of June 30, 2008: US$ 1. 5919; Yen 0.014991 (March 31, 2008: US$ 1.7491; Yen 0,017547).

UPR: Standard Reference Unit	TJLP: Long-term interest rate
CURRENCY BASKET: Amount related to the account unit IADB and IBRD
CDI: Interbank Deposit Rate	IGP-M: General market price index

(ii) On May 27, 2008 the BID AB LOAN contract was signed for the amount of US$250,000,000.00, whose disbursement fully took place in the month of June, 2008. Such proceeds were used in the re-financing of debts to mature and in the performance of part of the Company’s investment plan.

(iii) On June 20, 2008, the Company settled the Eurobonds 2008 contract in the amount of R$158,256 and R$9,495 related to interests for the period.

Page: 27

(iv) Repayment schedule of loans and financing

The total debt volume to be paid through the end of 2008 is R$324,992 and the amount denominated in US dollars is R$ 42,574 and the amount of R$282,418 refers to the interest and principal of loans denominated in Brazilian reais falling due.

BANK	2008	2009	2010	2011	2012	2013	2014 and thereafter	TOTAL

COUNTRY
Federal Government/Banco do Brasil	122,168	260,427	283,458	308,524	335,810	365,507	96,321	1,772,215
Caixa Econômica Federal (CEF)	31,436	65,800	70,729	76,549	82,708	83,164	199,035	609,421
Debentures	-	783,578	343,240	413,840	-	-	-	1,540,658
FIDC - SABESP I	27,778	55,555	55,556	13,889	-	-	-	152,778
BNDES (National Bank for Economic and
Social Development)	20,975	41,953	41,953	41,953	36,008	4,020	-	186,862
Other	1,541	4,879	6,558	5,987	-	-	-	18,965
Interest and charges	78,520	27,953	18,248	4,562	-	-	-	129,283

Total - Domestic	282,418	1,240,145	819,742	865,304	454,526	452,691	295,356	4,410,182

ABROAD
IADB	29,922	59,845	59,845	59,844	59,844	59,845	345,221	674,366
Eurobonds	-	-	-	-	-	-	222,866	222,866
JBIC	-	-	-	2,254	4,507	4,507	72,117	83,385
BID 1983AB	-	-	-	38,114	38,114	38,114	283,633	397,975
Interest and charges	12,652	-	-	-	-	-	-	12,652
Total Abroad	42,574	59,845	59,845	100,212	102,465	102,466	923,837	1,391,244

Grand Total	324,992	1,299,990	879,587	965,516	556,991	555,157	1,219,193	5,801,426

(v) Debt rescheduling

The Company has as one of its main objectives the active management of debt, seeking to minimize costs and volatility on the results.

(iv) Covenants

As of June 30, 2008, the Company was compliant with all covenants.

Page: 28

9. TAXES AND CONTRIBUTIONS
(a) Deferred

	Jun/08	Mar/08

In current assets (i)
Deferred income tax	88,462	68,987
Deferred social contribution tax	31,846	24,835

	120,308	93,822

In non-current assets (ii)
Deferred income tax	283,764	277,125
Deferred social contribution tax	102,155	102,239

	385,919	379,364

In current liabilities (iii)
Deferred PASEP (tax on revenue)	20,606	21,324
Deferred COFINS (tax on revenue)	50,210	53,207

	70,816	74,531

In non -current liabilities (iv)
Deferred income tax	57,457	55,764
Deferred social contribution tax	16,175	15,565
Deferred PASEP (tax on revenue)	16,474	15,860
Deferred COFINS (tax on revenue)	42,024	39,195

	132,130	126,384

	2nd Qtr/08	1st Sem/08	2nd Qtr/07	1st Sem/07

In income
Income tax	(96,174)	(237,490)	(112,705)	(245,673)
Deferred income tax	24,421	40,837	(8,570)	4,791

	(71,753)	(196,653)	(121,275)	(240,882)

In income
Social contribution tax	(35,210)	(86,191)	(41,159)	(89,268)
Deferred social contribution tax	6,317	12,227	(3,085)	1,725

	(28,893)	(73,964)	(44,244)	(87,543)

(i) In current assets

Calculated mainly based on temporary differences in the amount of R$353,848 (Mar/2008 - R$275,947).

(ii) In non-current assets

Calculated mainly based on temporary differences in the amount of R$1,135 ,055 (M a r/2008 - R$1,108,500) for income tax, and R$1,135,055 (Mar/2008 - R$1,135,989) for social contribution tax.

Page: 29

(iii) In current liabilities

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(iv) In non-current liabilities

- Income and social contribution taxes

Calculated mainly based on temporary differences in the amount of R$229,828 (Mar/2008 - R$223.055) for income tax, and R$179,722 (Mar/2008 - R$172,948) for social contribution tax.

- PASEP and COFINS (taxe s on revenue)

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(b) Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the interim financial statements are reconciled to the statutory rates provided for in law, as shown below:

	2nd Qtr/08	1st Sem/08	2nd Qtr/07	1st Sem/07

Income before taxes	460,665	934,361	461,059	916,845
Statutory rate	34%	34%	34%	34%

Expenses at statutory rate	(156,626)	(317,683)	(156,760)	(311,727)
Permanent differences:
Realization of revaluation reserve	(7,386)	(14,759)	(7,393)	(14,820)
Interest on shareholders’ equity	68,169	68,169
Other differences	(4,803)	(6,344)	(1,366)	(1,878)

Income and social contribution taxes	(100,646)	(270,617)	(165,519)	(328,425)

Current income and social contribution taxes	(131,384)	(323,681)	(153,864)	(334,941)
Deferred income and social contribution taxes	30,738	53,064	(11,655)	6,516
Effective rate	22%	29%	36%	36%

10. TAX DEBT REFINANCING PROGRAM (PAES)

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The total amount included in PAES was R$316,953.

The debt is being paid in 120 months and the amount paid in the 2nd quarter of 2008 was R$ 7,952 (R$9,993 in the 1st quarter of 2008) and R$2,314 was accrued in the 2nd quarter of 2008 and R$4,907 in the 1st semester of 2008 (R$3,177 in the 2nd quarter of 2007 and R$6,482 in the 1st semester of 2007).

Page: 30

The assets offered as guarantee for REFIS, in the amount of R$249,034, are still guaranteeing the amounts in the PAES program.

11. SOCIAL SECURITY LIABILITIES

The Company sponsors Fundação Sabesp de Seguridade Social - Sabesprev, an entity established in August 1990 with the main purpose of managing the pension plan and the welfare program for Sabesp’s employees.

(a) Pension plan benefits:

The mo nthly contributions to the pension fund - defined benefit correspond to 2.1% by the Company and 2.30% by the participants.

Participants’ contributions above refer to the average contributions, as the discount amount ranges from 1% to 8.5% depending on the salary bracket.

In order to meet the provisions of CVM Resolution No. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

As of December 31, 2007, based on the report of the independent actuary, Sabesp had a net actuarial liability of R$365,234 representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the value of the related assets.

The actuarial liability as of June 30, 2008, in the amount of R$392 ,250 (Mar/2008 - R$378,630), is accounted for in non-current liabilities.

The estimated expense for 2008 is R$67,129, of which the amount of R$13,620 was recognized in the period from April to June 2008, as shown below:

	2nd Qtr/08	1st Sem/08	2nd Qtr/07	1st Sem/07

Transfer to Sabesprev	4,038	8,156	3,725	7,557
Actuarial liability recorded	13,620	27,016	11,274	22,037

Total recorded	17,658	35,172	14,999	29,594

(b) Welfare plan

The assistance program, which is made up by optional health plans, freely chosen, is also maintained by contributions of the sponsor (to the plan of active employees) and of the participants, which, in the period, were the following:

Company: 7.30%, on average, of payroll;
Participating employees: 3.21% of base salary and premiums, equivalent to 2.30% of gross payroll, on average.

Page: 31

12. PROFIT SHARING

In the quarter ended June 30, 2008 R$14,129 was accrued, which is recorded under payroll and related charges, in current liabilities, related to the period from January to December 2008, based on the attainment of goals set during negotiations between the Company and entities representing the employees.

13. PROVISIONS FOR CONTINGENCIES

				Interest, adjustments
	Mar 2008	Additions	Deductions	and reversals	Jun 2008

Customers (i)	534,144	39,854	(16,262)	(176)	557,560
Suppliers (ii)	169,303	8,410	(28,243)	37,159	186,629
Other civil lawsuits (iii)	131,564	7,802	(11,582)	2,301	130,085
Tax (iv)	23,984	1,993	(1,228)	33	24,782
Labor (v)	66,369	3,663	(7,401)	2,504	65,135
Environmental (vi)	57,206	1,635	(10,100)	(1,266)	47,475

Subtotal	982,570	63,357	(74,816)	40,555	1,011,666

Escrow deposits	(34,045)	(1,297)	6,229	(528)	(29,641)

Total	948,525	62,060	(68,587)	40,027	982,025

Management, based on a joint analysis with its legal counsel, made a provision whose amount was considered sufficient to cover probable losses on lawsuits. The amounts related to lawsuits in the sentence execution stage, recorded in current liabilities, under the caption “Provisions”, of R$324,207 (Mar 2008 - R$247,816), is net of escrow deposits in the amount of R$29,641 (Mar 2008 - R$28,131), and the amounts recorded in non-current liabilities, under the caption “Provisions”, of R$657,818 (Mar 2008 - R$700,709, is net of escrow deposits in the amount of R$5,914).

(i) Customers - Approximately 1,150 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by Sabesp. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized provisions when the likelihood of loss is considered probable.

(ii) Suppliers - Suppliers’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable.

(iii) Other civil lawsuits - refer mainly to indemnity claims for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses.

(iv) Tax laws uits - the provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal counsel, duly accrued when classified as probable losses.

Page: 32

(v) Labor lawsuits - the Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

(vi) Environmental lawsuits - refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental - Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company. The amounts recognized in provision do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which such lawsuits are and Management’s impossibility to reasonably estimate the amounts of future disbursements.

Lawsuits with possible likelihood of loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor lawsuits, which are considered by its legal counsel as possible losses, and are not recorded in the books. The amount attributed to these lawsuits and proceedings is approximately R$2,167,000 as of June 30, 2008 (Mar 2008 - R$1,997,800).

14. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase capital up to R$7,000,000, based on a Board of Directors’ resolution, after submission to the Supervisory Board’s.

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 227,836,623 registered common shares, with no par value, held as follows:

	Jun 2008		Mar 2008

	Number of		Number of
Shareholders	shares	%	shares	%

State Finance Department	114,508,087	50.26	114,508,087	50.26
Companhia Brasileira de Liquidação e Custódia	58,678,576	25.75	59,966,842	26.32
The Bank Of New York ADR
Department (Equivalent in shares) (*)	54,424,426	23.89	53,134,426	23.32
Other	225,534	0.10	227,268	0.10

	227,836,623	100.00	227,836,623	100.00

(*) Each ADR is equal to 2 shares

(c) Payment to shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income, calculated according to Brazilian Corporate Law.

Page: 33

Interest on shareholders’ equity declared in 2007, in the amount of R$300,744, was paid on June 27, 2008, net of withholding income tax.

On July 31, 2008, the Board of Directors approved the proposal of interests on shareholders’ equity related to the period from January to June, 2008, in the amount of R$200,496, which will be paid up to 60 days after the General Shareholders’ Meeting of 2009, net of withholding income tax.

(d) Capital reserve

Capital reserve includes tax incentives and donations recorded through December 31, 2007 received from government entities and private institutions.

(e) Revaluation reserve

As provided for by CVM Instruction No. 197/93, the Company decided not to record income and social contribution taxes on the revaluation reserve of property, plant and equipment items recognized in 1991.

The reserve is being realized as a contra entry to the caption “retained earnings”, on the same proportion as the depreciation and write-off of the respective assets.

The balances of the revaluation reserve will be maintained until their effective realization.

(f) Changes in the caption “retained earnings”

	Jun 2008	Mar 2008

Beginning balance	325,410	-
Realization of revaluation reserve	21,723	21,685
Previous balance	360,019	303,725
Interest on capital	(200,496)	-

Current balance	506,656	325,410

(g) Reserve for investments

The reserve for investments is specifically made up of the portion corresponding to the Company’s own resources that will be used for the expansion of the water supply and sewage sanitation systems.

The General Shareholders’ Meeting held on April 29, 2008 approved the capitalization of part of the profit reserve in the amount of R$2,800,000 as it exceeded the amount of the capital stock, which was increased to R$6,203,688.

15. FINANCIAL INSTRUMENTS

Considering the terms of CVM No. 235/95, the Company performed an evaluation of its accounting assets and liabilities with regards to market values, by means of information available and proper evaluation methodologies. However, both the interpretation of the market data as to the selection of evaluation methods requires considerable judgment and reasonable estimates to produce the most appropriate realization amount. As a consequence, the estimates presented do not necessarily indicate the amounts that may be realized in the current market. The use of different market assumptions and/or methodologies for the estimates may have a s ignificant effect on the estimated realization amounts.

Page: 34

The carrying amounts and the market values of the Company’s financial instruments as of June 30, 2008 are as follows:

	Carrying		Unrealized gains
	amount	Market value	(losses)

Temporary cash investments (i)	286,450	286,450	-
Loans and financing: (ii)	(5,801,426)	(5,821,149)	(19,723)
Market debts (ii a)	(2,028,591)	(2,048,314)	(19,723)
Institutional debts (ii b)	(3,772,835)	(3,772,835)	-

	(5,514,976)	(5,534,699)	(19,723)

(a) Valuation of financial instruments

As of June 30, 2008, the main financial instruments, as well as their valuation criteria, are described below:

(i) Temporary cash investments - The market value of these assets approximates the amounts stated in the Company’s balance sheets.

(ii) Loans and financing - Liability financial instruments are divided into two groups:

a. Market debts - Debts incurred to obtain funds in the market to cover possible cash requirements of the Company. The financial instruments composing this group are debentures, bonds and FIDC (Receivable Investment Funds), placed in the financial market through book building or similar procedures, in which yield rates demanded by investors are defined at the time of negotiation.

The market value measurement criteria adopted by the Company for these financial instruments was the UP (unit price) average-deviation method used in the last negotiations, in 2008, carried out in the secondary market in relation to the average UP in the curve.

The information necessary for this measurement was taken from the following sources: SND - Sistema Nacional de Debêntures (National Debenture System), BovespaFix and Bloomberg.

b. Institutional debts - Debts incurred for the purpose of financing a project related to Sabesp’s corporate purpose: water supply and sewage works.

This financing has long-term features, at specific interest rates defined by development agencies (Caixa Econômica Federal, National Bank for Economic and Social Development, Fehidro), and multilateral agencies (IADB, IBRD, JBIC), which prevents the measuring of this financing at market value.

(b) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the liability balances of foreign currency-denominated loans and financing obtained in the market and the related financial expenses. The Company does not have hedge or swap contracts to hedge against this risk, in view of the amounts, costs involved and opportunities. However, when possible, it makes advance purchases of foreign currencies and obtains funding in local currency, as a way to protect against exchange rate fluctuations.

Page: 35

A significant portion of the Company’s financial debt was linked to the US dollar and to the Yen, in the total amount of R$1,391,244 (Note 8). The table below summarizes the Company’s exposure to exchange rates at June 30, 2008.

	In thousands

	US$	Japanese Yen

Loans and financing	813,623	5,562,318

(c) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations and indices that increase their interest expenses on loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt. As of June 30, 2008, the Company had R$974,880 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

(d) Credit risk

Credit risk is mitigated by selling to a geographically dispersed customer base.

16. OPERATING REVENUE

	2nd Qtr/08	1st Sem/08	2nd Qtr/07	1st Sem/07

Greater São Paulo Area	1,163,921	2,418,190	1,196,921	2,387,049
Regional systems (i)	463,418	867,766	366,786	759,882

Total	1,627,339	3,285,956	1,563,707	3,146,931

(i) Comprises municipalities operating in inland and coastal regions of the State of São Paulo.

Page: 36

17. OPERATING COSTS AND EXPENSES

	2nd Qtr/08	1st Sem/08	2nd Qtr/07	1st Sem/07

Cost of sales and services
Payroll and related charges	(261,711)	(504,666)	(245,427)	(476,620)
General supplies	(32,886)	(61,343)	(32,035)	(61,834)
Treatment supplies	(27,892)	(67,932)	(29,489)	(64,995)
Outside services	(105,099)	(190,992)	(87,741)	(170,052)
Electricity	(115,116)	(228,141)	(124,003)	(241,672)
General expenses	(8,541)	(16,465)	(6,125)	(12,815)
Depreciation and amortization	(151,492)	(297,951)	(153,143)	(302,894)

	(702,737)	(1,367,490)	(677,963)	(1,330,882)

Selling expenses
Payroll and related charges	(45,171)	(86,548)	(40,385)	(77,933)
General supplies	(1,509)	(2,829)	(1,418)	(2,664)
Outside services	(28,224)	(51,291)	(21,708)	(41,599)
Electricity	(193)	(365)	(188)	(376)
General expenses	(14,614)	(28,884)	(14,541)	(28,832)
Depreciation and amortization	(953)	(1,892)	(1,737)	(2,450)
Allowance for doubtful accounts, net of
recoveries - 3(c(ii))	(134,306)	(191,774)	(72,983)	(149,286)

	(224,970)	(363,583)	(152,960)	(303,140)

Administrative expenses:
Payroll and related charges	(36,745)	(71,376)	(34,973)	(67,138)
General supplies	(1,136)	(2,113)	(1,475)	(2,499)
Outside services	(19,153)	(38,642)	(25,726)	(50,275)
Electricity	(242)	(547)	(339)	(671)
General expenses	(38,214)	(84,373)	(30,030)	(53,868)
Depreciation and amortization	(2,498)	(5,226)	(3,970)	(7,615)
Tax expenses	(6,555)	(14,742)	(7,924)	(16,636)

	(104,543)	(217,019)	(104,437)	(198,702)

Costs, and selling and administrative expenses:
Payroll and related charges	(343,627)	(662,590)	(320,785)	(621,691)
General supplies	(35,531)	(66,285)	(34,928)	(66,997)
Treatment supplies	(27,892)	(67,932)	(29,489)	(64,995)
Outside services	(152,476)	(280,925)	(135,175)	(261,926)
Electricity	(115,551)	(229,053)	(124,530)	(242,719)
General expenses	(61,369)	(129,722)	(50,696)	(95,515)
Depreciation and amortization	(154,943)	(305,069)	(158,850)	(312,959)
Tax expenses	(6,555)	(14,742)	(7,924)	(16,636)
Allowance for doubtful accounts, net of
recoveries	(134,306)	(191,774)	(72,983)	(149,286)

	(1,032,250))	(1,948,092	(935,360)	(1,832,724)

Page: 37

	2nd Qtr/08	1st Sem/08	2nd Qtr/07	1st Sem/07

Financial expenses:
Interest and charges on loans and financing -
local currency	(103,451)	(205,498)	(114,656)	(232,863)
Interest and charges on loans and financing -
foreign currency	(13,359)	(28,877)	(16,472)	(34,700)
Interest on Shareholders’ Equity - 14 (c)	(200,496)	(200,496)	-	-
Interest on Shareholders’ Equity (reversal)	200,496	200,496	-	-
Other financial expenses	44,772	754	(26,033)	(30,975)
Income tax on remittance abroad	(1,397)	(2,797)	(1,706)	(3,309)
Monetary variation on loans and financing	(46,746)	(73,226)	(12,587)	(34,430)
Other monetary variations	(7,702)	(9,660)	(3,764)	(4,493)
Provisions for financing contingencies	(40,555)	(51,479)	14,318	(11,182)

	(168,438)	(370,783)	(160,900)	(351,952)

Financial income:
Monetary variation gains	16,083	32,866	6,582	17,100
Income from temporary cash investments	12,958	22,697	18,998	28,376
Interest and others	14,478	40,111	10,780	24,793

	43,519	95,674	36,360	70,269

Financial expenses before exchange variations, net	(124,919)	(275,109)	(124,540)	(281,683)

Exchange variations, net
Exchange variation on loans and financing	104,376	92,843	74,276	121,141
Exchange gains	300	535	7	(160)

	104,676	93,378	74,283	120,981

Financial expenses, net	(20,243)	(181,731)	(50,257)	(160,702)

18. AGREEMENT WITH THE MUNICIPALITY OF SÃO PAULO

On November 14, 2007, the Company and the Municipality of Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the providing of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

1. the Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: "Programa Córrego Limpo" (Clean River Program) and "Programa de Uso Racional da Água - PURA" (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population;

2. starting November 14, 2007, Agreement date, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the Municipality;

Page: 38

3. the Municipality made the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007, the date of this Agreement’s execution;

4. the Parties will complete, within 90 days, the projects required to determine the outstanding amounts and prepare the drafts of the Bill to obtain the approval of the City Council for the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the Municipality, through associated management of the assumed utility services, jointly by the Municipality and the State of São Paulo, pursuant to the general basic sanitation service principles laid down in State Law 11445/2007 and related State legislation;

5. the Parties and the State shall conclude, within 90 days after the execution of the Agreement, the terms and conditions of the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of the water supply and sewage services to the municipality;

6. the approval of Municipal Authorization Law is an essential condition both for signing the Cooperation Agreement, to be signed by the Municipality and the State of São Paulo, and the Metropolitan Program Contract, to be signed by the Municipality and SABESP;

7. after forwarding the Project of Law to the Town Council, the Parties will execute the instrument of equation their pending financial issues, when it will then be granted a discount in the amount of R$120 million on the Municipality’s debts, in a negotiation character. These debts will be paid free of financial charges arising from interest, fines and monetary adjustment, and part of the debts will be paid by December 2008 and the rest under Municipal Interdepartmental Administrative Rule 01/2005, in seven annual installments;

8. the Parties will require the termination of the collection lawsuits filed by Sabesp, where Sabesp will pay the court fees, and each Party will pay the la wyers’ fees, in an estimated amount of R$1.9 million.

The First Amendment to the Agreement with the Municipality of São Paulo was entered into on February 11, 2008. The Parties decided to extend the agreement for a period equal to the original period, so that the Parties may conclude the required understandings to settle the outstanding debts and prepare the drafts of the Cooperation Agreement, the Metropolitan Contract Program, and the Authorization Bill.

The stages already in progress are the conclusion of the drafts of said instruments, sending the Bill to the City Council, concluding the required understandings to settle the outstanding debts, and jointly defining the sanitation and environmental actions to be taken.

On May 9, 2008 the Second Amendment to the Agreement was signed, extending the term for equal period and providing for automatic renewals, for equal periods, in case of no communication of the parties.

Page: 39

19. CASH FLOWS

The statement of cash flows reflect the financing, investing, and operating activities of the Company derived from the accounting records prepared in conformity with Brazilian Corporate Law, and which are presented in conformity with IAS 7 “ Statements of Cash Flows”.

	Explanatory
	Notes	2nd Qtr/08	1st Sem/08	2nd Qtr/07	1st Sem/07

Cash flows from operating activities:
Net income		360,019	663,744	295,540	588,420

Adjustments to reconcile net income:
Deferred taxes		(31,010)	(53,336)	14,553	(3,449)
Provision for taxes and contributions payable		(68,878)	(68,878)	-	-
Provision for contingencies		134,594	226,552	29,479	76,778
Reversal of provision for losses		140	(86)	(44)	(44)
Other provisions		121	238	89	89
Social security liabilities		17,658	35,172	14,999	29,594
Write-offs of property, plant and equipment	6(b)	3,455	6,691	2,431	4,391
Write-offs of deferred charges		7	7	475	1,276
Depreciation and amortization	17	154,943	305,069	158,850	312,959
Interest on loans and financing payable	17	118,207	237,172	132,834	270,872
M onetary and exchange variations from loans and
financing	17	(57,630)	(19,617)	(61,689)	(86,711)
Monetary variation from interest on capital		-	7,338	-	-
Interest and monetary variation on liabilities	10	2,314	4,907	3,177	6,482
Interest and monetary variation on assets		(6,153)	(12,294)	(3,495)	(7,911)
Allowance for doubtful accounts	3(c(ii)) e 17	134,306	191,774	72,983	149,286

Changes in assets:
Trade accounts receivable		(26,146)	(119,266)	(33,361)	(139,078)
Related-party transactions		(34,585)	134,707	(29,618)	(14,277)
Inventories		3,030	10,961	2,087	9,059
Recoverable taxes		(561)	5,919	25,485	23,295
Other receivables		(39,590)	(66,434)	(12,151)	(23,242)
Escrow deposits		(1,415)	(9,458)	(530)	(2,503)

Changes in liabilities:
Suppliers		1,298	(32,782)	31,150	(71,352)
Salaries, provisions and social contributions		11,221	29,625	37,590	7,993
IRRF on interest on shareholders’ equity payable		(14,371)	(14,371)	-	-
Taxes payable		(56,126)	(42,305)	(76,610)	5,227
Services received		(6,992)	(17,487)	27,642	(9,474)
Other payables		(2,519)	(1,706)	2,348	(6,798)
Contingencies		(107,017)	(189,946)	(65,658)	(74,494)
Pension plan	11	(4,038)	(8,156)	(3,725)	(7,557)

Net cash provided by operating activities		484,282	1,203,754	564,831	1,038,831

Cash flows from investing activities
Purchase of property, plant and equipment		(275,217)	(493,246)	(201,451)	(305,586)
Increase in intangible assets		(27,435)	(42,069)	(2,925)	(4,711)

Page: 40

	Explanatory
	Notes	2nd Qtr/08	1st Sem/08	2nd Qtr/07	1st Sem/07

Net cash used in investing activities		(302,652)	(535,315)	(204,376)	(310,297)

Cash flows from financing activities
Loans and financing - long-term:
Borrowings		506,118	544,939	92,630	125,442
Payments		(435,730)	(637,970)	(280,433)	(555,797)

Payment of interest on capital		(279,462)	(687,624)	(115,082)	(115,084)

Net cash used in financing activities		(209,074)	(780,655)	(302,885)	(545,439)

Increase (decrease) in cash and cash equivalents		(27,444)	(112,216)	57,570	183,095
Cash and cash equivalents at beginning of year		380,225	464,997	453,731	328,206
Cash and cash equivalents at end of year		352,781	352,781	511,301	511,301
Changes in cash and cash equivalents		(27,444)	(112,216)	57,570	183,095

Cash flow supplemental information:
Interest and taxes paid on loans and financing		157,338	253,598	162,377	282,466
Capitalization of interest and financial charges	6(c)	(21,159)	(8,333)	(7,918)	(10,589)
Income and social contribution taxes paid		178,957	323,994	182,172	269,916
Property, plant and equipment received as donation and/or
paid in shares		8,627	11,727	1,922	8,640
COFINS and PASEP paid		124,559	303,290	125,415	239,876
Program contract commitments	7(b)	(16,318)	29,655	-	-

Page: 41

20. STATEMENT OF VALUE-ADDED - DVA

The statement of value-added, prepared according to the NBC T 3.7 of the Federal Accounting Board - Statement of Value-Added, presents the result of the period under the view of generation and distribution of wealth, whose four main beneficiaries of the wealth generated by the group’s activities are: the employees, the Government, third party’s capital and the Company’s own capital.

DESCRIPTION	2nd Qtr/08%		1st Sem/08%		2nd Qtr/07%		1st Sem/07%

I - REVENUES
1.1) Sale of goods, products and services	1,627,339		3,285,956		1,563,707		3,146,931
1.2) Write-off of Credits/Allowance of doubtful accounts	(134,306)		(191,774)		(72,983)		(149,286)
1.2) Non-operating	1,363		14,091		(673)		(1,351)

	1,494,396		3,108,273		1,490,051		2,996,294

II - INPUTS ACQUIRED FROM THIRD PARTIES
2.1) Raw-materials used	27,892		67,932		29,489		64,995
2.2) Cost of goods and services sold	254,130		482,079		244,431		475,103
2.3) Supplies, power and energy, third parties’ services and others	101,499		205,595		93,857		177,497

	383,521		755,606		367,777		717,595

3 - GROSS VALUE-ADDED (1-2)	1,110,875		2,352,667		1,122,274		2,278,699

4 - RETENTIONS (DEPRECIATION/AMORTIZATION)	154,943		305,069		158,850		312,959

5 - NET VALUE-ADDED PRODUCED BY THE ENTITY (3-4)	955,932		2,047,598		963,424		1,965,740

6 - AMOUNTS REMUNERATED BY THIRD PARTIES
6.1) Financial income	43,819		96,209		36,367		70,109

7 - TOTAL VALUE-ADDED DISTRIBUTABLE (5+6)	999,751	100.0	2,143,807	100.0	999,791	100.0	2,035,849	100.0

ALLOCATION OF VALUE-ADDED
- Compensation of Labor	297,863	29.8	575,296	26.8	278,422	27.9	540,353	26.5
- Salaries and Charges	267,440	26.8	515,761	24.0	250,048	25.0	485,083	23.8
- Employees’ Profit Sharing	13,063	1.3	24,969	1.2	13,658	1.4	26,232	1.3
- Post-Retirement and Pension Plans	17,360	1.7	34,566	1.6	14,716	1.5	29,038	1.4
- Government’s Compensation	275,779	27.5	622,590	29.1	337,685	33.7	672,777	33.1
- Federal	271,166	27.1	609,946	28.5	337,197	33.7	670,368	33.0
- State	1,402	0.1	4,002	0.2	162	-	1,904	0.1
- Local	3,211	0.3	8,642	0.4	326	-	505	-
- Compensation of Third Parties’ Capital	66,090	6.6	282,177	13.1	88,144	8.8	234,299	11.5
- Interests	62,665	6.3	275,142	12.8	84,917	8.5	227,501	11.2
- Rents	3,425	0.3	7,035	0.3	3,227	0.3	6,798	0.3
- Compensation of Company’s Own Capital	200,496	20.1	200,496	9.4	-	-	-	-
- Retained Earnings	159,523	16.0	463,248	21.6	295,540	29.6	588,420	28.9

Page: 42

21. PUBLIC-PRIVATE PARTNERSHIP (“PPP”)

On June, 2008, SABESP executed a public-private partnership (“PPP” ) contract with Cab Spat, a special-purpose entity, which has as it main shareholders Cab Ambiental and Galvão Engenharia.

Cab Spat will be responsible for (i) the expansion of the capacity of the Taiaçupeba’s water treatment station, from 10 cubic meters per second to 15 cubic meters per second, (ii) the construction of 17.7 kilometers of water network, (iii) the construction of 4 water storage tanks with a total capacity of 70,000 cubic meters, (iv) installation of boosters, and (v) construction of elevation stations. The total value of expenditures with these investments will be approximately R$300 million.

Cab Spat shall also provide services of maintenance and operations, such as: (i) maintenance of dams, (ii) mud treatment and discharge, (iii) electro-mechanic maintenance, (iv) supplemental services of water distribution.

SABESP expects to spend approximately R$1 billion in payments for this public private partnership contract, including the provision of services and investments.

Currently, the water treatment station of Taiaçupeba is responsible for the supply of water for 3.1 million people. Its expansion will enable SABESP to e xpand its supply to 1.5 million people. This PPP is crucial to ensure the supply of water in Sao Paulo’s metropolitan region.

22. SUBSEQUENT EVENTS

(i) The Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“SABESP”) informs that its 2nd Securities Distribution Program (“2nd Distribution Program) is in process of structuring, in the amount of up to R$3,000,000,000.00 (three billion reais) and the 9th issue of Single Debentures (“9th Issue”) in the amount of up to R$500,000,000.00 (five hundred million reais), the first issue in the scope of the 2 nd Distribution Program, and the amounts and conditions of the 9 th Issue to be defined during the structuring process.

The 2nd Distribution Program and the 9th Issue will be the object of, respectively, filing and registration with the CVM under the terms of CVM’s Instruction No. 400 of December 29, 2003, the characteristics of the 9th Issue subject to market conditions.

Page: 43

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Financial Highlights

In millions of R$

	2nd Qtr/07	2nd Qtr/08	Variation	%

(+) Gross operating revenues	1,563. 7	1,627.3	63.6	4. 1
(-) COFINS and PASEP	115.9	114.0	(1. 9)	(1. 6)
(=) Net operating revenues	1,447. 8	1,513.3	65.5	4. 5
(-) Costs and expenses	935.3	1,032.2	96.9	10.4
(=) Income before financial expenses (EBIT*)	512.5	481.1	(31. 4)	(6. 1)
(+) Depreciation and amortization	158.8	154.9	(3. 9)	(2. 5)
(=) EBITDA**	671.3	636.0	(35. 3)	(5. 3)
EBITDA Margin %	46. 4	42.0
Net income	295.5	360.0	64.5	21.8

Net income per one thousand shares in R$	1. 30	1. 58

In millions of R$

	1st Sem/07	1st Sem/08	Variation	%

(+) Gross operating revenues	3,146. 9	3,285.9	139.0	4. 4
(-) COFINS and PASEP	234.4	232.5	(1. 9)	(0. 8)
(=) Net operating revenues	2,912. 5	3,053.4	140.9	4. 8
(-) Costs and expenses	1,832. 8	1,948.1	115.3	6. 3
(=) Income before financial expenses (EBIT*)	1,079. 7	1,105.3	25.6	2. 4
(+) Depreciation and amortization	313.0	305.1	(7. 9)	(2. 5)
(=) EBITDA**	1,392. 7	1,410.4	17.7	1. 3
EBITDA Margin %	47.8	46.2
Net income	588. 4	663.7	75.3	12.8
Net income per one thousand shares in R$	2. 58	2. 91

(*) Earnings before interest and taxes on income;
(**) Earnings before interest, taxes, depreciation and amortization;

1. Net operating revenue

In the 2Q08, the net operating revenue totaled R$1.5 billion, a 4.5% growth in relation to the 2Q07. Costs and expenses, amounting to R$1,032.2 million increased 10.4% in comparison to the 2Q07. EBITDA decreased 5.3% to R$636.0 million in the 2Q08 from R$671.3 million in the 2Q07.

EBIT presented 6.1% decrease, from R$512.5 million in the 2Q07 to R$481.1 million in the 2Q08.

2. Gross operating revenue

In the 2Q08, gross operating revenue presented an increase of R$63.6 million, or 4.1%, from R$1,563.7 million in 2Q07 to R$1,627.3 million in the 2Q08. The main factors, responsible for such growth were:

• 4.1% tariff adjustment as of September, 2007; and

Page: 44

• Growth in the volume invoiced of water and sewage, being 1.4% in retail and 6.0% in the wholesale, totaling 1.9% .

The factors that have influenced this situation were:

• Lower temperatures than those observed in the 2Q08 versus the 2Q07

• The migration of consumption of lower pricing ranges, in function of: (i) the intensification of hydrometer replacements, which educates the customer to reduce consumption and ii) the result of the campaigns for the rational use of water.

• The loss of major consumers on the coast line and the discontinuity of invoicing to 3 municipalities in the interior.

3. Volume invoiced

In the charts below, the volumes invoiced of water and sewage are demonstrated, according to the category of use and region, in the 2Q07, 2Q08, 1S07 and 1S08.

QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	2 Qtr/07	2 Qtr/08	Var. %	2 Qtr/07	2 Qtr/08	Var. %	2 Qtr/07	2 Qtr/08	Var. %
Residential	329. 6	333. 9	1.3	262. 5	267. 6	1. 9	592. 1	601.5	1. 6
Commercial	37. 6	38.1	1.3	34.6	35.3	2. 0	72.2	73.4	1. 7
Industrial	8. 7	8. 8	1.1	8. 3	8. 5	2. 4	17.0	17.3	1. 8
Public	12. 6	12.1	(4. 0)	10. 0	9. 7	(3.0)	22. 6	21.8	(3. 5)
Total Retail	388. 5	392. 9	1.1	315. 4	321. 1	1. 8	703. 9	714.0	1. 4
Wholesale	67. 5	70.3	4.1	5. 8	7. 4	27.6	73.3	77.7	6. 0
Re-use Water	-	0. 1	-	-	-	-	-	0.1	-
Grand Total	456. 0	463. 3	1.6	321. 2	328. 5	2. 3	777. 2	791.8	1. 9

SEMESTER

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	1 Sem/07	1 Sem /08	Var. %	1 Sem /07	1 Sem /08	Var. %	1 Sem /07	1 Sem /08	Var. %
Residential	668.9	674. 7	0.9	530. 4	538. 7	1. 6	1. 199. 3	1. 213.4	1. 2
Commercial	75. 3	76.1	1.1	68.8	70.0	1. 7	144. 1	146.1	1. 4
Industrial	17. 4	17.6	1.1	16.6	16.8	1. 2	34.0	34.4	1. 2
Public	23. 6	23.0	(2. 5)	18. 8	18.4	(2.1)	42. 4	41.4	(2. 4)
Total Retail	785.2	791. 4	0.8	634. 6	643. 9	1. 5	1,419. 8	1,435.3	1. 1
Wholesale	134.2	140. 9	5.0	11.9	14.7	23.5	146. 1	155.6	6. 5
Re-use Water	-	0. 1	-	-	-	-	-	0.1	-
Grand Total	919.4	932. 4	1.4	646. 5	658. 6	1. 9	1,565. 9	1,591.0	1. 6

Page: 45

QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Per Region	2 Qtr/07	2 Qtr/ 08	Var. %	2 Qtr/07	2 Qtr/08	Var. %	2 Qtr/07	2 Qtr/08	Var. %
Metropolitan	258.9	263. 9	1.9	214. 6	220. 1	2. 6	473. 5	484.0	2. 2
Regional (2)	129.6	129. 0	(0. 5)	100 .8	101. 0	0. 2	230. 4	230.0	(0. 2)
Total retail	388.5	392. 9	1.1	315. 4	321. 1	1. 8	703. 9	714.0	1. 4
Bulk	67. 5	70.3	4.1	5. 8	7. 4	27.6	73.3	77.7	6. 0
Re-use Water	-	0. 1	-	-	-	-	-	0.1	-
Grand Total	456.0	463. 3	1.6	321. 2	328. 5	2. 3	777. 2	791.8	1. 9

SEMESTER

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Per Region	1 Sem/07	1 Sem /08	Var. %	1 Sem /07	1 Sem /08	Var. %	1 Sem /07	1 Sem /08	Var. %
Metropolitan	521.1	527. 5	1.2	430. 5	438. 2	1. 8	951. 6	965.7	1. 5
Regional (2)	264.1	263. 9	(0. 1)	204 .1	205. 7	0. 8	468. 2	469.6	0. 3
Total retail	785.2	791. 4	0.8	634. 6	643. 9	1. 5	1,419. 8	1,435.3	1. 1
Bulk	134.2	140. 9	5.0	11.9	14.7	23.5	146. 1	155.6	6. 5
Re-use Water	-	0. 1	-	-	-	-	-	0.1	-
Grand Total	919.4	932. 4	1.4	646. 5	658. 6	1. 9	1,565. 9	1,591.0	1. 6

(1) Not revised by the Independent Auditors
(2) Comprised by costal and interior regions

4. Costs, administrative and selling expenses

In the 2Q08, the costs of products sold and services provided, selling and administrative expenses, had an increase of R$96.9 million, or 10.4% .

In millions of R$
COSTS AND EXPENSES	2 Qtr/07	2 Qtr/08	Variation		1 Sem/07	1 Sem/08	Variation
			R$	%			R$	%
Payroll and related charges	320.8	343.6	22.8	7.1	621.6	662.6	41.0	6.6
General supplies	34.9	35.5	0.6	1.7	67.0	66.3	(0.7)	(1.0)
Treatment supplies	29.5	27.9	(1.6)	(5.4)	65.0	67.9	2.9	4.5
Outside services	135.2	152.5	17.3	12.8	262.0	280.9	18.9	7.2
Electricity	124.5	115.5	(9.0)	(7.2)	242.8	229.1	(13.7)	(5.6)
General expenses	50.7	61.4	10.7	21.1	95.5	129.7	34.2	35.8
Tax expenses	7.9	6.6	(1.3)	(16.5)	16.6	14.7	(1.9)	(11.4)
Subtotal	703.5	743.0	39.5	5.6	1,370.5	1,451.2	80.7	5.9
Depreciation and amortization	158.8	154.9	(3.9)	(2.5)	313.0	305.1	(7.9)	(2.5)
Credits write-off	73.0	134.3	61.3	84.0	149.3	191.8	42.5	28.5
Costs, and administrative and selling expenses	935.3	1,032.2	96.9	10.4	1,832.8	1,948.1	115.3	6.3
Percentage of Net Revenue (%)	64.6	68.2			62.9	63.8

Page: 46

4.1 Salaries and payroll charges

In the 2Q08 there occurred an increase of R$22.8 million or 7.1% in salaries and payroll charges, from R$320.8 million to R$343.6 million, as a result of the following factors:

• Salary readjustment of 3.37% (IPC-FIPE) from May 2007 and 5.03% from May 2008;

• Increase of R$2.3 million in the provision for social security obligations due to the reduction of the discount rate used in the actuarial rate of 8% in 2007, to 6.59% in 2008.

4.2. General Supplies

In the 2Q08, there was an increase of R$0.6 million or 1.7%, from R$34.9 million to R$35.5 million, mainly related to the loss reduction program.

4.3. Treatment Materials

The expenditures with chemical products in the 2Q08 were lower than in the 2Q07 by R$1.6 million or 5.4%, from R$29.5 million in 2Q07 to R$27.9 million in 2Q08, resulting from the improvement in the quality of the water obtained and use of substitute chemical products.

4.4 Third Parties’ Services

In the 2Q08, this item presented an increase of R$17.3 million, or 12.8%, from R$135.2 million to R$152.5 million. The main factors that negatively contributed to this were:

• Preventive and corrective maintenance in the water and sewage treatment systems of R$12.4 million.

• Professional technical services, in the amount of R$4.8 million to follow-up projects and works and also quality management of the maintenance services.

• Expenditures with Surfacing and replacement of sidewalks in the amount of R$2.3 million.

• Hydrometer readings and delivery of bills in the amount of R$2.2 million, as a result of the enhancement of the scope of the TACE (external commercial service technician) contracts, including the performance of residential inspections.

• Expenditures with risk contracts for credit recovery, in the amount of R$1.6 million.

• Increase of R$1.2 million in security in function of the enhancement of the electronically monitored areas.

• Expenditures with fraud combat in the amount of R$1.0 million.

Page: 47

• Expenditures with prevention, detection and combat of fire, in the amount of R$0.8 million.

The factors that favorably contributed to R$10.5 million in 2Q08 in relation to 2Q07 were:

• The accounting effect of the appropriation of expenditures related to the license of use of software in the amount of R$7.7 million.

• Lower expenditures with advertising campaigns in the amount of R$2.8 million.

4.5. Electric Power

Presented a decrease of R$9.0 million, or 7.2%, from R$124.5 million to R$115.5 million.

This result is associated to the 12.0% reduction in the tariff of the captive market, which represents 77.0% of the expenditures with electric power.

	Share %	Average Price Chg. %	Weighted Average (%)
Free Market	23.0	10.0	2. 3
Captive Market	77.0	(12. 0)	(9. 2)
			(6. 9)

4.6. General Expenses

In the 2Q08, there was an increase of R$10.7 million or 21.1%, from R$50.7 million to R$61.4 million, due to:

• Provision for contingencies with an increase of R$7.6 million, mainly for the filing of new legal actions.

• Payment for the use of hy drous resources of the Hydrographic Basins of the Rivers Piracicaba, Capivari, Jundiaí, Jaguarí, Atibaia and Paraíba do Sul, with an increase of R$1.9 million. This increase occurred in function of the collection by the State since July, 2007.

4.7. Depreciation and Amortization

Presented a decrease of R$3.9 million, or 2.5%, from R$158.8 million to R$154.9 million. This variation is due to the lower transfer of work to fixed assets in operation in this quarter, when compared with the same quarter of 2007.

4.8. Credit Write -Offs

The write-offs presented, in the 2Q08, an increase of R$61.3 million, or 84.0%, varying from R$73.0 million to R$134.3 million, due to the need to supplement the provision for past due accounts of:

Page: 48

• Municipalities for which the Company supplies water wholesale. It is a timing difference between the invoiced amounts and those effectively received. These amounts were being accrued for after 360 days of the maturity date and started to be recorded in the provision at the moment that the debit appeared. The amount charged to the result of this 2nd quarter was R$38 million. After the 360-day cycle is completed, the amount recorded to the result of each quarter will only represent the debits of the period, except inthe case of reception.

• Private Consumers. There has been observed an increased in the amounts past due for more than 360 days as compared to the amount provided. In function of this difference, there was the need to supplement the provision by R$23 million in this quarter. Although many outsourced collecting contracts were already in force, their effects could not be measured in this period.

4.9. Tax Expenses

In the 2Q08 there was a decrease of R$1.3 million, or 16.5%, resulting from the reduction of R$6.9 million due to the end of the collection of CPMF, on December 31, 2007.

This result was partially offset by:

• The beginning of the payment of the IPTU [Property Tax] in the municipality of Sao Paulo, due to the revocation of the exemption in the amount of R$2.9 million.

• Payment of IOF (tax on financial transactions) resulting from the AB LOAN funding transaction in June, 2008, in the amount of R$1.6 million; and

• IOF on financial remittance resulting from the settlement of the Eurobonds 2008, in the amount of R$0.6 million.

5. Financial Income and Expenses

5.1. Financial expenses

R$ million

	2Q07	2Q08	Variation	%

Financial expenses
Interest and charges on domestic loans and financing	114.6	103.5	(11.1)	(9.7)
Interest and charges on foreign loans and financing	16.5	13.3	(3.2)	(19.4)
Income tax on remittances overseas.	1.7	1.4	(0.3)	(17.6)
Interest on court -ordered indemnities, net of provisions	5.8	56.5	50.7	874.1
Other financial expenses	5.9	(60.7)	(66.6)	(1,128.8)

Total financial expenses	144.5	114.0	(30.5)	(21.1)

Financial income	29.8	27.4	(2.4)	(8.1)

Financial expenses, net of income	114.7	86.6	(28.1)	(24.5)

In the 2Q08 there occurred a decrease of R$30.5 million, or 21.1%, described as follows:

Page: 49

• With regards to internal financings, there was a decrease of R$11.1 million in interest on internal financings due to the settlement of the 1st series of the 6th issue of debentures and amortization of other financings.

• As to the external financings, there was a reduction of interest in the amount of R$3.2 million, due to the amortization and appreciation of the real versusthe US dollar;

• With regards to interest on indemnifications related to legal proceedings, there was an increase in the amount of R$50.7 million.

• Other financial expenses presented a decrease of R$66.6 million, for the adjustment of the interest calculation referring to the special installment plan (PAES).

5.2. Financial income

The financial income presented a decrease of R$2.4 million due to the lower volume of financial investment in the period.

6. Monetary variation income and expenses

6.1. Monetary variation expenses

R$ million

	2Q07	2Q08	Variation	%

Monetary variation on loans and financing	12.6	46.7	34.1	270.6
Exchange variation on loans and financing	(74.3)	(104.3)	(30.0)	40.4
Other monetary variations	3.8	7.7	3.9	102.6

Monetary variation losses	(57.9)	(49.9)	8.0	(13.8)

The net positive effect of the monetary variations was R$8.0 million lower in the 2Q08, when compared to 2Q07. This variation is due to:

• Increase of R$34.1 million in the monetary variation on debentures, resulting from the higher variation of the IGPM, 5.11% in the 2Q08 versus 0.68% in the previous period, partially offset by the lower variation of the TR, 0.32% in the 2Q08 versus 0.58% in the previous period, as well as for the reduction of the outstanding balance of the loans.

• Higher appreciation of the real (9.0%) in the 2Q08, in comparison to the appreciation occurred in the 2Q07 (6.1%) and a reduction in the value of the currency basket of (2.0%) in the 2Q08, compared with (0.9%) in the 2Q07, generating a total impact of R$30.0 million.

• Other monetary variations on indemnifications on judicial proceedings with an increase of R$3.9 million.

6.2. Monetary variation income

The monetary variation income presented an increase of R$9.8 million, due mainly to the agreement to parcel customer debts.

Page: 50

7. Non -operating Result

Presented a decrease of R$1.0 million or 83.3%, from R$1.2 million in the 2Q07 to R$0.2 million in the 2Q08 resulting from the factors mentioned below:

• Non-operating revenues presented an increase of R$3.5 million, from R$2.7 million to R$6.2 million in the 2Q08, due mainly to the sale of excess electric power and the sale of scrap.

• Presented an increase of R$1.4 million or 41.2% referring to the write-off of discontinued works and obsolete projects.

8. Operating Indicators (*)

The following chart shows the continuous improvement of the services provided by the Company.

Operational Indicators	2Q07	2Q08	Variation %
Water connections (1)	6,690	6,846	2.3
Sewage connections (1)	5,077	5,237	3.2
Population directly served by water supply (2)	22.8	23.1	1.1
Population served by sewage collection (2)	18.7	19.0	1.7
Number of employees	16,922	16,757	(1.0)
Number of water and sewage connections by employee.	695	721	3.7
Water volume produced	1,438.5	1,424.6	(1.0)
Water loss ratio (%)	30.8	28.6	(7.1)

(1) In 1,000 units at the end of the period
(2) In millions of inhabitants at the end of the period. Wholesale supply not included.
(*) Information not revised by the Independent Auditors

Page: 51

01.01 - IDENTIFICATION

1 - CVM CODE 01444 -3	2 - COMPANY’ S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001 - 80

10.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	01
2 - ORDER No.	6
3 - REGISTRATION No. AT CVM	CVM/SRE/DEB/2004/032
4 - REGISTRATION DATE AT CVM	09/17/2004
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - MATURITY DATE	09/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 11%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,349 .48
14 - AMOUNT ISSUED (Million Reais)	254,062
15 - No. OF SECURITIES ISSUED (UNIT)	188,267
16 - OUTSTANDING SECURITIES (UNIT)	188,267
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2008

Page: 52

1- ITEM	02
2 - ORDER No.	6
3 - REGISTRATION No. AT CVM	CVM/SRE/DEB/2004/033
4 - REGISTRATION DATE AT CVM	09/17/2004
5 - SERIES ISSUED	3
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - MATURITY DATE	09/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 11%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,349 .48
14 - AMOUNT ISSUED (Million Reais)	242,798
15 - No. OF SECURITIES ISSUED (UNIT)	179,920
16 - OUTSTANDING SECURITIES (UNIT)	179,920
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2008

Page: 53

1- ITEM	03
2 - ORDER No.	7
3 - REGISTRATION No. AT CVM	CVM/SRE/DEB/2005/006
4 - REGISTRATION DATE AT CVM	03/10/2005
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBL IC
8 - ISSUE DATE	03/01/2005
9 - MATURITY DATE	03/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	CDI + 1 .5%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,040 .53
14 - AMOUNT ISSUED (Million Reais)	208,106
15 - NO. OF SECURITIES ISSUED (UNIT)	200,000
16 - OUTSTANDING SECURITIES (UNIT)	200,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2008

Page: 54

1- ITEM	04
2 - ORDER No.	7
3 - REGISTRATION No. AT CVM	CVM/SRE/DEB/2005/007
4 - REGISTRATION DATE AT CVM	03/10/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - MATURITY DATE	03/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 10.80%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,240 .40
14 - AMOUNT ISSUED (Million Reais)	124,040
15 - No. OF SECURITIES ISSUED (UNIT)	100,000
16 - OUTSTANDING SECURITIES (UNIT)	100,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	03/01/2009

Page: 55

1- ITEM	05
2 - ORDER No.	8
3 - REGISTRATION No. AT CVM	CVM/SRE/DEB/2005/032
4 - REGISTRATION DATE AT CVM	06/22/2005
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - MATURITY DATE	06/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	CDI + 1 .5%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,010,21
14 - AMOUNT ISSUED (Million Reais)	353,573
15 - No. OF SECURITIES ISSUED (UNIT)	350,000
16 - OUTSTANDING SECURITIES (UNIT)	350,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	01/12/2008

Page: 56

1- ITEM	06
2 - ORDER No.	8
3 - REGISTRATION No. AT CVM	CVM/SRE/DEB/2005/033
4 - REGISTRATION DATE AT CVM	06/22/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - MATURITY DATE	06/01/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 10.75%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,192 .01
14 - AMOUNT ISSUED (Million Reais)	417,203
15 - No. OF SECURITIES ISSUED (UNIT)	350,000
16 - OUTSTANDING SECURITIES (UNIT)	350,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	06/01/2009

Page: 57

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

1. CHANGE IN THE INTEREST HELD BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTOLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES* Position at June 30, 2008
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,087	50.3%	114,508,087	50.3%
Management
Board of Directors	4,808	0	4,808	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,512,895	50.3%	114,512,895	50.3%

Outstanding Shares	113,323,728	49.7%	113,323,728	49.7%

CONSOLIDATED SHAREHOLDING POSITION OF CONTOLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES* Position at June 30, 2007
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,087	50.3%	114,508,087	50.3%
Management
Board of Directors	4,808	0	4,808	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,512,895	50.3%	114,512,895	50.3%

Outstanding Shares	113,323,728	49.7%	113,323,728	49.7%

Page: 58

2. SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACH CATEGORY AND CLASS OF SHARES OF THE COMPANY, UP TO THE LEVEL OF INDIVIDUAL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at March 31, 2008 (In Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
State Finance Department	114,508,087	50.3	114,508,087	50.3

3. ARBITRATION COMMITMENT CLAUSE

The Company, its controlling Shareholder, Management and members of the Supervisory Board agree to resolve, by means of arbitration, any and all disputes or controversies arising out of or related to the Novo Mercado (New Market) Listing Regulations, BOVESPA’s New Market Participation Agreement, Commitment Clauses, in particular as to their application, validity, effectiveness, interpretation, breach and effects, by means of arbitration to be conducted at the Market Arbitration Chamber, in conformity with the Chamber’s Arbitration Regulations.

Page: 59

17.01 - SPECIAL REVIEW REPORT

Report on the limited review of the independent auditors

To the Board of Directors and Shareholders
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1. We have reviewed the accounting information included in the Quarterly Information (ITR) of Companhia de Saneamento Básico do Estado de São Paulo - SABESP for the quarter ended June 30, 2008, comprising the balance sheet, the statements of operations, of cash flows and of added value, the performance report and explanatory notes. This Quarterly Information is the responsibility of the Company’s management.

2. Except for the matter mentioned in the following paragraph, our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company.

3. As mentioned in Note 4, the reimbursement of the post-retirement and pension amounts paid by the Company is in a negotiation phase with the Government of the State of São Paulo. Consequently, it was not practicable for us to conclude on the eventual effects related to the amount of R$963,277 thousand receivable on June 30, 3008 from the Government of the State of Sao Paulo.

4. Based on our review, except for the eventual effects of the matter mentioned in paragraph 3 above, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information, including CVM Instruction 469/08.

5. As mentioned in Note 18, on November 14, 2007, an agreement was signed between São Paulo’s City Hall and the Company seeking the stability in the provision of services, the establishment of sanitation actions and the equation of the existing debts. In view of the current stage of the negotiations between the Company and the Municipality of Sao Paulo, no adjustment was recorded in the financial statements.

6. As mentioned in Note 2, Law 11638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This law amended, revoked and introduced new provisions to Law 6404 (Brazilian Corporation Law) and changed the accounting practices adopted in Brazil. Although this law is already effective, some of the changes introduced by it depend on regulations to be issued by the regulatory agencies for them to be implemented by the companies. Accordingly, during this phase of transition, the CVM, through its Instruction 469/08, did not require the implementation of all the provisions of Law 11638 in the preparation of Quarterly Information. As a result, the accounting information included in the Quarterly Information for the quarter ended June 30, 2008 was prepared in accordance with specific CVM instructions and does not contemplate all the changes in accounting practices introduced by Law 11638.

Page: 60

7. The Quarterly Information - ITR mentioned in the first paragraph also include accounting information referring to the result of the quarter ended on June 30, 2007, obtained from the corresponding quarterly information - ITR of that quarter and to the balance sheet on March 31, 2008 obtained from the quarterly information - ITR of that quarter. The limited review of this information - ITR was carried out under the responsibility of other independent auditors, who issued unqualified reports, dated August 9, 2007 and May 14, 2008, respectively. Those auditors included emphasis paragraphs in their reports related to the reimbursement of supplemental amounts of post-retirement and pensions paid by the Company and to the agreement signed between São Paulo’s City Hall and the Company.

São Paulo, August 8, 2008

PricewaterhouseCoopers	Paulo Cesar Estevão Netto
Auditores Independentes	Contador CRC 1RJ026365/O-8 “T”
CRC 2SP000160/O- 5

Page: 61

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	REGISTERED OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company’s Mail Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL COMPOSITION	2
01	06	COMPANY CHARACTERISTICS	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	PROCEEDS IN CASH	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	EXPLANATORY NOTES	10
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	44
10	01	CHARACTERISTICS OF THE PRIVATE AND PUBLIC ISSUE OF DEBENTURES	52
16	01	OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY	58
17	01	REPORT ON THE SPECIAL REVIEW	60/ 61

Page: 62

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: September 9, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.